SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 13, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
1/01/2018 to 6/30/2018	11
1/01/2017 to 6/30/2017	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Interim Financial Information	22
Comments on the Company’s Projections	81
Other Information Deemed as Relevant by the Company	82
Reports and Statements
Unqualified Reports on Special Review	84
Executive Officers' Statement on the Financial Statements	85
Executive Officers' Statement on the Report of Independent Registered Public Accounting Firm	86

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	6/30/2018
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Proceeds per share
						(Reais / share)
Board of Directors’	3/27/2018	Interest on Equity	6/26/2018	Common		1.02980
Meeting

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Financial Position – Assets (R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2018	12/31/2017
1	Total Assets	40,970,555	39,546,444
1.01	Current Assets	5,198,520	4,574,085
1.01.01	Cash and Cash Equivalents	2,832,735	2,283,047
1.01.03	Accounts Receivable	1,838,013	1,853,368
1.01.03.01	Trade Receivables	1,673,590	1,672,595
1.01.03.02	Other Receivables	164,423	180,773
1.01.03.02.01	Related-Party Balances	164,423	180,773
1.01.04	Inventories	64,843	85,671
1.01.06	Recoverable Taxes	327,646	276,585
1.01.06.01	Current Recoverable Taxes	327,646	276,585
1.01.08	Other Current Assets	135,283	75,414
1.01.08.03	Other	135,283	75,414
1.01.08.03.01	Restricted Cash	13,798	18,822
1.01.08.03.20	Other Receivables	121,485	56,592
1.02	Noncurrent Assets	35,772,035	34,972,359
1.02.01	Long-Term Assets	1,180,788	1,156,593
1.02.01.04	Accounts Receivable	217,568	215,910
1.02.01.04.01	Trade Receivables	217,568	215,910
1.02.01.09	Receivables from Related Parties	666,702	634,387
1.02.01.09.03	Receivables from Controlling Shareholders	666,702	634,387
1.02.01.10	Other Noncurrent Assets	296,518	306,296
1.02.01.10.04	Escrow Deposits	130,308	122,686
1.02.01.10.05	ANA – Water National Agency	53,249	70,487
1.02.01.10.20	Other Receivables	112,961	113,123
1.02.02	Investments	88,925	94,584
1.02.02.01	Equity Investments	41,281	36,932
1.02.02.01.03	Equity Investments in Jointly-Owned Subsidiaries	41,281	36,932
1.02.02.02	Investment Properties	47,644	57,652
1.02.03	Property, Plant and Equipment	246,725	255,050
1.02.04	Intangible Assets	34,255,597	33,466,132
1.02.04.01	Intangible Assets	34,255,597	33,466,132
1.02.04.01.01	Concession Contracts	8,351,903	8,575,551
1.02.04.01.02	Program Contracts	8,844,221	8,505,442
1.02.04.01.03	Services Contracts	16,595,634	15,917,014
1.02.04.01.04	Software License of Use	463,839	468,125

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Financial Position – Liabilities (R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2018	12/31/2017
2	Total Liabilities	40,970,555	39,546,444
2.01	Current Liabilities	4,254,856	4,771,880
2.01.01	Labor and Pension Plan Liabilities	578,926	588,073
2.01.01.01	Social Security Liabilities	25,241	40,631
2.01.01.02	Labor Liabilities	553,685	547,442
2.01.02	Trade Payable	271,137	344,947
2.01.02.01	Domestic Suppliers	271,096	344,947
2.01.02.02	Foreign Suppliers	41	0
2.01.03	Tax Liabilities	131,299	183,965
2.01.03.01	Federal Tax Liabilities	127,489	176,202
2.01.03.01.02	PIS-Pasep and Cofins Payable	83,699	74,034
2.01.03.01.03	INSS (social security contribution) Payable	35,624	35,365
2.01.03.01.20	Other Federal Taxes	8,166	66,803
2.01.03.03	Municipal Tax Liabilities	3,810	7,763
2.01.04	Borrowings and Financing	1,968,966	1,746,755
2.01.04.01	Borrowings and Financing	914,359	827,702
2.01.04.01.01	In Domestic Currency	263,636	280,331
2.01.04.01.02	In Foreign Currency	650,723	547,371
2.01.04.02	Debentures	1,037,818	901,480
2.01.04.03	Financing through Finance Lease	16,789	17,573
2.01.05	Other Liabilities	732,848	1,300,181
2.01.05.01	Payables to Related Parties	1,402	1,367
2.01.05.01.03	Payables to Controlling Shareholders	1,402	1,367
2.01.05.02	Other	731,446	1,298,814
2.01.05.02.01	Dividends and Interest on Equity Payable	436	598,612
2.01.05.02.04	Services Payable	419,088	408,275
2.01.05.02.05	Refundable Amounts	12,077	11,598
2.01.05.02.06	Program Contract Commitments	117,814	128,802
2.01.05.02.07	Public-Private Partnership - PPP	88,421	60,007
2.01.05.02.09	Indemnities	11,235	10,368
2.01.05.02.20	Other Liabilities	82,375	81,152
2.01.06	Provisions	571,680	607,959
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	178,445	170,012
2.01.06.01.01	Tax Provisions	33,740	32,712
2.01.06.01.02	Social Security and Labor Provisions	59,229	45,881
2.01.06.01.04	Civil Provisions	85,476	91,419
2.01.06.02	Other Provisions	393,235	437,947
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	18,197	16,472
2.01.06.02.04	Provisions for Customers	330,801	373,747
2.01.06.02.05	Provisions for Suppliers	44,237	47,728
2.02	Noncurrent Liabilities	18,493,912	17,261,555
2.02.01	Borrowings and Financing	11,217,280	10,354,211
2.02.01.01	Borrowings and Financing	8,004,410	7,224,061
2.02.01.01.01	In Domestic Currency	2,249,307	2,098,611
2.02.01.01.02	In Foreign Currency	5,755,103	5,125,450
2.02.01.02	Debentures	2,663,268	2,586,106

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Financial Position – Liabilities (R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2018	12/31/2017
2.02.01.03	Financing through Finance Lease	549,602	544,044
2.02.02	Other Liabilities	6,755,283	6,400,345
2.02.02.02	Other	6,755,283	6,400,345
2.02.02.02.04	Pension Plan Liabilities	2,953,028	2,932,338
2.02.02.02.05	Program Contract Commitments	99,534	110,698
2.02.02.02.06	Public-Private Partnership - PPP	3,263,154	3,011,409
2.02.02.02.07	Indemnities	31,146	30,179
2.02.02.02.08	Labor Liabilities	86,516	6,494
2.02.02.02.09	Deferred Cofins/Pasep	130,906	130,182
2.02.02.02.20	Other Liabilities	190,999	179,045
2.02.03	Deferred Taxes	97,169	36,754
2.02.03.01	Deferred Income Tax and Social Contribution	97,169	36,754
2.02.03.01.01	Deferred Income Tax and Social Contribution	97,169	36,754
2.02.04	Provisions	424,180	470,245
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	273,968	292,999
2.02.04.01.01	Tax Provisions	31,412	38,881
2.02.04.01.02	Social Security and Labor Provisions	236,935	247,220
2.02.04.01.04	Civil Provisions	5,621	6,898
2.02.04.02	Other Provisions	150,212	177,246
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	141,805	143,974
2.02.04.02.04	Provisions for Customers	6,869	8,571
2.02.04.02.05	Provisions for Suppliers	1,538	24,701
2.03	Equity	18,221,787	17,513,009
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	7,997,571	8,051,110
2.03.04.01	Legal Reserve	1,058,275	1,058,275
2.03.04.08	Additional Dividend Proposed	0	53,539
2.03.04.10	Reserve for Investments	6,939,296	6,939,296
2.03.05	Retained Earnings/Accumulated Losses	762,317	0
2.03.06	Equity Valuation Adjustments	-538,101	-538,101

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Income Statement (R$ thousand)

Code	Description		YTD Current	Same Quarter	YTD Previous
		Current Quarter	Year	Previous Year	Year
		4/01/2018 to 6/30/2018	1/01/2018 to 6/30/2018	4/01/2017 to 6/30/2017	1/01/2017 to 6/30/2017
3.01	Revenue from Sales and/or Services	3,672,234	7,371,902	3,494,635	7,053,460
3.02	Cost of Sales and/or Services	-2,152,364	-4,291,601	-2,241,443	-4,302,859
3.02.01	Cost of Sales and/or Services	-1,500,316	-3,006,901	-1,477,216	-2,831,403
3.02.02	Construction Cost	-652,048	-1,284,700	-764,227	-1,471,456
3.03	Gross Profit	1,519,870	3,080,301	1,253,192	2,750,601
3.04	Operating Income/Expenses	-447,944	-925,770	-493,246	-958,626
3.04.01	Selling Expenses	-225,406	-449,561	-213,438	-452,118
3.04.02	General and Administrative Expenses	-239,735	-507,715	-293,914	-533,048
3.04.04	Other Operating Income	36,996	54,421	14,586	23,283
3.04.04.01	Other Operating Income	39,957	59,417	17,715	29,283
3.04.04.02	Cofins and Pasep	-2,961	-4,996	-3,129	-6,000
3.04.05	Other Operating Expenses	-20,676	-26,609	-2,077	-210
3.04.06	Equity Results	877	3,694	1,597	3,467
3.05	Income before Financial Result and Taxes	1,071,926	2,154,531	759,946	1,791,975
3.06	Financial Result	-837,234	-1,031,167	-281,216	-277,418
3.06.01	Financial Income	144,200	221,299	98,220	179,118
3.06.01.01	Financial Income	149,717	230,716	102,938	187,489
3.06.01.02	Exchange Gains	2,196	2,062	68	347
3.06.01.03	Cofins and Pasep	-7,713	-11,479	-4,786	-8,718
3.06.02	Financial Expenses	-981,434	-1,252,466	-379,436	-456,536
3.06.02.01	Financial Expenses	-184,095	-343,112	-167,359	-333,847
3.06.02.02	Exchange Losses	-797,339	-909,354	-212,077	-122,689
3.07	Earnings before Income Tax	234,692	1,123,364	478,730	1,514,557
3.08	Income Tax and Social Contribution	-52,806	-361,047	-146,922	-508,387
3.08.01	Current	25,238	-300,632	-142,403	-492,843
3.08.02	Deferred	-78,044	-60,415	-4,519	-15,544
3.09	Net Result from Continued Operations	181,886	762,317	331,808	1,006,170
3.11	Profit/Loss for the Period	181,886	762,317	331,808	1,006,170

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Income Statement (R$ thousand)

Code	Description		YTD Current	Same Quarter	YTD Previous
		Current Quarter	Year	Previous Year	Year
		4/01/2018 to 6/30/2018	1/01/2018 to 6/30/2018	4/01/2017 to 6/30/2017	1/01/2017 to 6/30/2017
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.26611	1.11530	0.48545	1.47207
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.26611	1.11530	0.48545	1.47207

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 4/01/2018 to 6/30/2018	YTD Current Year 1/01/2018 to 6/30/2018	Same Quarter Previous Year 4/01/2017 to 6/30/2017	YTD Previous Year Year 0/01/2017 to 6/30/2017
		Year	Year	Year	Year
		1/01/2018 to 3/31/2018	1/01/2018 to 3/31/2018	1/01/2018 to 3/31/2018	1/01/2017 to 3/31/2017
4.01	Net Income for the Period	181,886	762,317	331,808	1,006,170
4.03	Comprehensive Income for the Period	181,886	762,317	331,808	1,006,170

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2018 to 6/30/2018	1/01/2017 to 6/30/2017
6.01	Net Cash from Operating Activities	1,953,710	1,487,029
6.01.01	Cash from Operations	3,242,142	3,072,821
6.01.01.01	Profit before Income Tax and Social Contribution	1,123,364	1,514,557
6.01.01.02	Provision and Inflation Adjustments on Provisions	50,040	127,706
6.01.01.04	Finance Charges from Customers	-148,191	-89,398
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	13,784	11,408
6.01.01.06	Depreciation and Amortization	654,886	649,971
6.01.01.07	Interest on Borrowings and Financing Payable	256,304	191,428
6.01.01.08	Monetary and Exchange Change on Borrowings and Financing	941,692	163,480
6.01.01.09	Interest and Monetary Changes on Liabilities	16,025	5,347
6.01.01.10	Interest and Monetary Changes on Assets	-39,672	-24,965
6.01.01.11	Allowance for Doubtful Accounts	106,698	121,860
6.01.01.12	Provision for Consent Decree (TAC)	51,730	82,754
6.01.01.13	Equity Results	-3,694	-3,467
6.01.01.15	Other Adjustments	12,442	-14,205
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	114,498	214,959
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Contracts	-29,548	-30,893
6.01.01.18	Pension Plan Liabilities	121,784	152,279
6.01.02	Changes in Assets and Liabilities	-620,146	-703,615
6.01.02.01	Trade Receivables	21,491	32,730
6.01.02.02	Related-Party Balances and Transactions	32,345	28,330
6.01.02.03	Inventories	20,828	-8,639
6.01.02.04	Recoverable Taxes	-51,061	-39,506
6.01.02.05	Other Receivables	-45,628	-55,298
6.01.02.06	Escrow Deposits	1,089	24,525
6.01.02.08	Contractors and Suppliers	-248,804	-252,487
6.01.02.09	Payroll, Provisions and Social Contribution	-60,877	-29,512
6.01.02.10	Pension Plan Liabilities	-101,094	-107,190
6.01.02.11	Taxes and Contributions Payable	-44,327	-46,352
6.01.02.12	Services Payable	-103,685	-194,140
6.01.02.13	Other Liabilities	91,237	57,510
6.01.02.14	Provisions	-132,384	-110,139
6.01.02.15	Deferred Cofins/Pasep	724	-3,447
6.01.03	Other	-668,286	-882,177
6.01.03.01	Interest Paid	-360,993	-382,910
6.01.03.02	Income Tax and Social Contribution Paid	-307,293	-499,267
6.02	Net Cash from Investing Activities	-801,574	-687,697
6.02.01	Acquisition of Property, Plant and Equipment	-12,572	-10,859
6.02.02	Acquisition of Intangible Assets	-801,502	-670,319
6.02.03	Increase in Investments	-655	0
6.02.04	Restricted Cash	5,024	-6,519
6.02.06	Receipt from the Sale of Assets	8,131	0

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2018 to 6/30/2018	1/01/2017 to 6/30/2017
6.03	Net Cash from Financing Activities	-602,448	-1,317,948
6.03.01	Funding	1,085,460	302,803
6.03.02	Amortization	-975,245	-802,548
6.03.03	Payment of Interest on Equity	-653,393	-765,933
6.03.04	Public-Private Partnership - PPP	-27,786	-15,556
6.03.05	Program Contract Commitments	-31,484	-36,714
6.05	Increase (Decrease) in Cash and Cash Equivalents	549,688	-518,616
6.05.01	Opening Cash and Cash Equivalents	2,283,047	1,886,221
6.05.02	Closing Cash and Cash Equivalents	2,832,735	1,367,605

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2018 to 6/30/2018 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.03	Restated Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.04	Capital Transactions with Shareholders	0	0	-53,539	0	0	-53,539
5.04.08	Additional Approved Dividends	0	0	-53,539	0	0	-53,539
5.05	Total Comprehensive Income	0	0	0	762,317	0	762,317
5.05.01	Net Income for the Period	0	0	0	762,317	0	762,317
5.07	Closing Balances	10,000,000	0	7,997,571	762,317	-538,101	18,221,787

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2017 to 6/30/2017 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.03	Restated Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.04	Capital Transactions with Shareholders	0	0	-62,719	0	0	-62,719
5.04.12	Additional Approved Dividends	0	0	-62,719	0	0	-62,719
5.05	Total Comprehensive Income	0	0	0	1,006,170	0	1,006,170
5.05.01	Net Income for the Period	0	0	0	1,006,170	0	1,006,170
5.07	Closing Balances	10,000,000	0	6,182,140	1,006,170	-825,648	16,362,662

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Value Added (R$ thousand)

Cod	Description	YTD Current Year	YTD Previous Year
		1/01/2018 to 6/30/2018	1/01/2017 to 6/30/2017
7.01	Revenue	7,797,662	7,340,654
7.01.01	Goods, Products and Services Sold	6,530,695	5,930,882
7.01.02	Other Revenue	59,417	29,283
7.01.03	Revenue from Construction of own Assets	1,314,248	1,502,349
7.01.04	Allowance for/Reversal of Doubtful Accounts	-106,698	-121,860
7.02	Inputs Acquired from Third Parties	-2,715,901	-2,691,764
7.02.01	Costs of Sales and Services	-2,205,770	-2,241,245
7.02.02	Materials, Electricity, Outside Services and Others	-483,506	-450,309
7.02.04	Other	-26,625	-210
7.03	Gross Value Added	5,081,761	4,648,890
7.04	Retentions	-654,886	-649,971
7.04.01	Depreciation, Amortization and Depletion	-654,886	-649,971
7.05	Net Value Added Produced	4,426,875	3,998,919
7.06	Wealth Received in Transfer	236,472	191,303
7.06.01	Equity Results	3,694	3,467
7.06.02	Financial Income	232,778	187,836
7.07	Total Value Added to Distribute	4,663,347	4,190,222
7.08	Value Added Distribution	4,663,347	4,190,222
7.08.01	Personnel	1,190,617	1,191,169
7.08.01.01	Salaries and Wages	884,080	765,321
7.08.01.02	Benefits	285,689	296,478
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	20,848	129,370
7.08.02	Taxes and Contributions	1,125,202	1,189,669
7.08.02.01	Federal	1,043,257	1,118,174
7.08.02.02	State	57,768	47,783
7.08.02.03	Municipal	24,177	23,712
7.08.03	Value Distributed to Providers of Capital	1,585,211	803,214
7.08.03.01	Interest	1,543,801	768,552
7.08.03.02	Rental	41,410	34,662
7.08.04	Value Distributed to Shareholders	762,317	1,006,170
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	762,317	1,006,170

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

1.     Financial highlights

R$ million

			Chg.				Chg.
	2Q18	2Q17	R$	%	1H18	1H17	R$	%
Gross operating revenue (1)	3,249.8	2,901.6	348.2	12.0	6,530.7	5,930.9	599.8	10.1
Construction revenue	667.0	779.4	(112.4)	(14.4)	1,314.2	1,502.3	(188.1)	(12.5)
Cofins, Pasep and TRCF taxes (2)	(244.6)	(186.4)	(58.2)	31.2	(473.0)	(379.8)	(93.2)	24.5
(=) Net operating revenue	3,672.2	3,494.6	177.6	5.1	7,371.9	7,053.4	318.5	4.5
Costs and expenses	(1,965.5)	(1,984.6)	19.1	(1.0)	(3,964.2)	(3,816.5)	(147.7)	3.9
Construction costs	(652.0)	(764.2)	112.2	(14.7)	(1,284.7)	(1,471.5)	186.8	(12.7)
Equity result	0.9	1.6	(0.7)	(43.8)	3.7	3.5	0.2	5.7
Other operating revenue (expenses), net	16.3	12.5	3.8	30.4	27.8	23.1	4.7	20.3
(=) Earnings before financial result, income tax and social contribution	1,071.9	759.9	312.0	41.1	2,154.5	1,792.0	362.5	20.2
Financial result	(837.2)	(281.2)	(556.0)	197.7	(1,031.2)	(277.4)	(753.8)	271.7
(=) Earnings before income tax and social contribution	234.7	478.7	(244.0)	(51.0)	1,123.3	1,514.6	(391.3)	(25.8)
Income tax and social contribution	(52.8)	(146.9)	94.1	(64.1)	(361.0)	(508.3)	147.3	(29.0)
(=) Net income	181.9	331.8	(149.9)	(45.2)	762.3	1,006.3	(244.0)	(24.2)
Earnings per share (R$)*	0.27	0.49			1.12	1.47

(1)     Includes Revenue from Regulation, Control and Oversight Fee (TRCF), in the amount of R$ 15.8 million in the quarter and R$31.3 in the 1H.

(2)     Includes TRCF transfers in the amount of R$13.5 million in the quarter and R$26.9 in the 1H. (*)           Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Chg.				Chg.
	2Q18	2Q17	R$	%	1H18	1H17	R$	%
Net income	181.9	331.8	(149.9)	(45.2)	762.3	1,006.3	(244.0)	(24.2)
Income tax and social contribution	52.8	146.9	(94.1)	(64.1)	361.0	508.3	(147.3)	(29.0)
Financial result	837.2	281.2	556.0	197.7	1,031.2	277.4	753.8	271.7
Other operating revenue (expenses), net	(16.3)	(12.5)	(3.8)	30.4	(27.8)	(23.1)	(4.7)	20.3
(=) Adjusted EBIT*	1,055.6	747.4	308.2	41.2	2,126.7	1,768.9	357.8	20.2
Depreciation and amortization	327.0	318.0	9.0	2.8	654.9	650.0	4.9	0.8
(=) Adjusted EBITDA **	1,382.6	1,065.4	317.2	29.8	2,781.6	2,418.9	362.7	15.0
(%) Adjusted EBITDA margin	37.7	30.5			37.7	34.3

* Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2Q18, the net operating revenue, which considers construction revenue, totaled R$3,672.2 million, a growth of 5.1% over the same period of the previous year.

Costs and expenses, which include construction costs, totaled R$2,617.5 million, a 4.8% decrease when compared to the same period of 2017.

Adjusted EBIT, in the amount of R$1,055.6 million, increased 41.2% compared to the R$747.4 million presented in 2Q17.

Adjusted EBITDA, in the amount of R$1,382.6 million, increased 29.8% when compared to the R$1,065.4 million presented in 2Q17 (R$5,632.0 million in the last 12 months).

Adjusted EBITDA margin in 2Q18 was 37.7%, against 30.5% in 2Q17 (37.7% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 45.5% in 2Q18 (38.7% in 2Q17 and 46.5% in the last 12 months).

In 2Q18 the Company recorded a net income of R$181.9 million, compared to a net income of R$331.8 million in 2Q17.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

2.     Gross operating revenue

The gross operating revenue related to sanitation services, in the amount of R$3,249.8 million, which does not consider the construction revenue, increased by R$348.2 million or 12.0%, when compared to R$2,901.6 million in 2Q17.

The main factors that led to the increase were:

•         Tariff repositioning index of 7.9% since November 2017;

•         Tariff repositioning index of 3.5% since June 2018; and

•         3.1% increase in total billed volume: 2.9% in water and 3.3% in sewage.

The increase caused by the above-mentioned factors was partially offset by the higher recognition with allowance for doubtful accounts referring to wholesale sales in 2Q18, in the amount of R$45.8 million, due to the lower payment received in the period, mainly from the municipality of Guarulhos.

3.    Construction revenue

Construction revenue decreased by R$112.4 million or 14.4%, when compared to the previous year. The variation is mainly due to the lower investment in the municipalities served by the Company.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

4.    Billed volume

The tables below show the billed volumes of water and sewage, in the quarter and year-to-date comparison, per consumer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	2Q18	2Q17	Chg. %	2Q18	2Q17	Chg. %	2Q18	2Q17	Chg. %
Residential	398.1	384.8	3.5	340.8	328.2	3.8	738.9	713.0	3.6
Commercial	41.7	40.8	2.2	40.4	39.3	2.8	82.1	80.1	2.5
Industrial	7.7	8.0	(3.8)	9.2	9.4	(2.1)	16.9	17.4	(2.9)
Public	10.5	10.4	1.0	9.4	9.3	1.1	19.9	19.7	1.0
Total retail	458.0	444.0	3.2	399.8	386.2	3.5	857.8	830.2	3.3
Wholesale (3)	65.1	64.5	0.9	8.5	8.9	(4.5)	73.6	73.4	0.3
Total	523.1	508.5	2.9	408.3	395.1	3.3	931.4	903.6	3.1
	Water			Sewage			Water + Sewage
Category	1H18	1H17	Chg. %	1H18	1H17	Chg. %	1H18	1H17	Chg. %
Residential	805.0	783.7	2.7	687.4	666.3	3.2	1,492.4	1,450.0	2.9
Commercial	83.8	82.3	1.8	80.4	78.8	2.0	164.2	161.1	1.9
Industrial	15.5	15.8	(1.9)	19.0	18.7	1.6	34.5	34.5	-
Public	20.1	20.3	(1.0)	18.1	17.9	1.1	38.2	38.2	-
Total retail	924.4	902.1	2.5	804.9	781.7	3.0	1,729.3	1,683.8	2.7
Wholesale (3)	129.6	126.3	2.6	16.1	18.0	(10.6)	145.7	144.3	1.0
Total	1,054.0	1,028.4	2.5	821.0	799.7	2.7	1,875.0	1,828.1	2.6
WATER AND SEWAGE BILLED VOLUME(1) PER REGION – million m3
	Water			Sewage			Water + Sewage
Region	2Q18	2Q17	Chg. %	2Q18	2Q17	Chg. %	2Q18	2Q17	Chg. %
Metropolitan	298.3	289.5	3.0	260.8	252.4	3.3	559.1	541.9	3.2
Regional (2)	159.7	154.5	3.4	139.0	133.8	3.9	298.7	288.3	3.6
Total retail	458.0	444.0	3.2	399.8	386.2	3.5	857.8	830.2	3.3
Wholesale (3)	65.1	64.5	0.9	8.5	8.9	(4.5)	73.6	73.4	0.3
Total	523.1	508.5	2.9	408.3	395.1	3.3	931.4	903.6	3.1
	Water			Sewage			Water + Sewage
Region	1H18	1H17	Chg. %	1H18	1H17	Chg. %	1H18	1H17	Chg. %
Metropolitan	598.0	582.3	2.7	521.6	506.3	3.0	1,119.6	1,088.6	2.8
Regional (2)	326.4	319.8	2.1	283.3	275.4	2.9	609.7	595.2	2.4
Total retail	924.4	902.1	2.5	804.9	781.7	3.0	1,729.3	1,683.8	2.7
Wholesale(3)	129.6	126.3	2.6	16.1	18.0	(10.6)	145.7	144.3	1.0
Total	1,054.0	1,028.4	2.5	821.0	799.7	2.7	1,875.0	1,828.1	2.6

(1)  Unaudited

(2)  Including coastal and interior region

(3)  Reused water volume and non-domestic sewage are included in

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

5.    Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs decreased by R$131.3 million in 2Q18 (4.8%). Excluding construction costs, there was a decrease of R$19.1 million (1.0%).

As a percentage of net revenue, costs, administrative and selling expenses and construction costs represented 71.3% in 2Q18, against 78.7% in 2Q17.

R$ million

			Chg.				Chg.
	2Q18	2Q17	R$	%	1H18	1S17	R$	%
Salaries and payroll charges and Pension plan obligations	680.2	716.0	(35.8)	(5.0)	1,310.1	1,304.5	5.6	0.4
General supplies	53.9	41.6	12.3	29.6	108.9	77.6	31.3	40.3
Treatment supplies	61.4	67.5	(6.1)	(9.0)	137.4	138.8	(1.4)	(1.0)
Services	319.5	349.8	(30.3)	(8.7)	696.7	632.5	64.2	10.2
Electricity	228.8	187.9	40.9	21.8	450.7	387.6	63.1	16.3
General expenses	222.1	239.6	(17.5)	(7.3)	468.3	449.5	18.8	4.2
Tax expenses	14.5	28.4	(13.9)	(48.9)	30.5	54.3	(23.8)	(43.8)
Sub-total	1,580.4	1,630.8	(50.4)	(3.1)	3,202.6	3,044.8	157.8	5.2
Depreciation and amortization	327.0	318.0	9.0	2.8	654.9	650.0	4.9	0.8
Allowance for doubtful accounts	58.1	35.8	22.3	62.3	106.7	121.8	(15.1)	(12.4)
Sub-total	385.1	353.8	31.3	8.8	761.6	771.8	(10.2)	(1.3)
Costs, administrative and selling expenses	1,965.5	1,984.6	(19.1)	(1.0)	3,964.2	3,816.6	147.6	3.9
Construction costs	652.0	764.2	(112.2)	(14.7)	1,284.7	1,471.5	(186.8)	(12.7)
Costs, adm. & selling expenses and construction costs	2,617.5	2,748.8	(131.3)	(4.8)	5,248.9	5,288.1	(39.2)	(0.7)
% of net revenue	71.3	78.7			71.2	75.0

5.1.  Salaries and payroll charges and Pension plan obligations

In 2Q18, there was a decrease of R$35.8 million or 5.0%, due to the following factors:

•         Reversal of R$ 73.3 million in the provision for the Conduct Adjustment Agreement (Termo de Ajuste de Conduta, or "TAC"), signed with the Public Prosecutor´s Office of the State of São Paulo in 2009. This reversal is due to the implementation of the Knowledge Retention Program (Programa de Retenção de Conhecimento, the "PRC") launched by the Company in 2Q18, aiming to mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career, through the transfer of intellectual capital; and

•         Lower number of retired employees in 2Q18, generating a reduction of R$ 50.7 million in the provision for TAC when compared to 2Q17.

The above-mentioned decrease was partially offset by the following factors:

•         Increase of R$90.9 million, due to the provision for employees who joined the PRC; and

•         The increase of R$3.5 million, mainly due to the 1.7% increase related to the Career and Salary Plan in February 2018 and the salary increase of 1.29% in May 2018, as well as a reduction of 3.4% in the number of employees.

5.2.  General materials

Increase of R$12.3 million or 29.6%, mainly due to the greater use of materials in the maintenance in networks and connections of water and sewage, in the amount of R$8.1 million.

5.3.  Services

Decrease of R$30.3 million or 8.7%, mainly due to the following factors:

•         Increased hiring of technical services to reduce water losses in 2Q17, totaling R$7.9 million;

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

•         Reduction of R$5.1 million in telephony expenses; and

•         Reduction of R$5.1 million in advertisement expenses.

5.4.  Electricity

Electricity expenses totaled R$228.8 million in 2Q18, an increase of R$40.9 million or 21.8% when compared to the R$187.9 million in 2Q17. This variation was mainly due to:

•         Average increase of 9.7% in free market tariffs (ACL – Ambiente de Contratação Livre), with an increase of 5.9% in consumption;

•         Average reduction of 7.2% in the grid market tariffs (TUSD – Tarifas de Uso do Sistema de Distribuição), with a 15.9% increase in consumption; and

•         Average increase of 10.1% in regulated market tariffs (ACR – Ambiente de Contratação Regulada), with an increase of 3.5% in consumption.

In 2Q18, ACL represented 35.0% of the total amount of electric power consumed by the Company, TUSD 34.6% and ACR represented 30.4% of this amount.

5.5.  General expenses

A decrease of R$17.5 million or 7.3%, totaling R$222.1 million in 2Q18, compared to R$239.6 million in 2Q17, mainly due to the lower provisioning for lawsuits in 2Q18, in the amount of R$30.5 million.

The above-mentioned decrease was partially offset by the following factors:

•         Higher expenses related to charging for the use of water, in the amount of R$3.3 million; and

•         Higher provision for transfer to the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$1.8 million.

5.6.  Depreciation and amortization

The expenses with depreciation and amortization increased by R$9.0 million or 2.8%, mainly due to the start-up of intangible assets, in the amount of R$1.0 billion.

5.7.  Allowance for doubtful accounts

Increase of R$22.3 million, mainly due to the lower recovery of unpaid amounts in 2Q18.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

6.    Other operating revenues (expenses), net

6.1.  Other operating revenues

An increase of R$22.4 million, mainly due to the following factors:

•         Larger recovery of values, in 2Q18, previously deposited by court order, in the amount of R$10.9 million; and

•         Revenue from the expropriation of property in 2Q18, in the amount of R$8.1 million.

6.2.  Other operating expenses

Increase of R$18.6 million, mainly due to the write-off of real estate in 2Q18, in the amount of R$15.6 million.

7. Financial result				R$ million
	2Q18	2Q17	Chg.	%
Financial expenses, net of income	(66.9)	(72.1)	5.2	(7.2)
Net monetary and exchange variation	(770.3)	(209.1)	(561.2)	268.4
Financial result	(837.2)	(281.2)	(556.0)	197.7
7.1. Financial expenses, net of income
				R$ million
	2Q18	2Q17	Chg.	%
Financial expenses Interest and charges on domestic loans and financing	(84.4)	(66.0)	(18.4)	27.9
Interest and charges on international loans and financing	(47.2)	(29.4)	(17.8)	60.5
Other financial expenses	(33.8)	(45.4)	11.6	(25.6)
Total financial expenses	(165.4)	(140.8)	(24.6)	17.5
Financial income	98.5	68.7	29.8	43.4
Financial expenses, net of income	(66.9)	(72.1)	5.2	(7.2)
7.1.1. Financial expenses

Increase of R$24.6 million, mainly due to the following factors:

•         Increase of R$18.4 million in interest and charges on domestic loans and financing, mainly due to the lower capitalized amount to the investment in 2Q18, when compared to 2Q17;

•         Increase of R$17.8 million in interest and charges on foreign loans and financing, mainly due to the higher appreciation of the dollar and the yen against the real in 2Q18 (16.0% and 11.4%, respectively), compared to the appreciation recorded in 2Q17 (4.4% and 3.5%, respectively); and

•         Decrease of R$11.6 million in other financial expenses, mainly due to the lower provisioning of interest in lawsuits in 2Q18.

7.1.2. Financial revenue

Increase of R$29.8 million, due to the recognition of interest on the agreement with the Government of the State of São Paulo (GESP Agreement of 2015) in 2Q18, in the amount of R$46.6 million.

The above-mentioned increase was partially offset by the lower recognition of interest on financial investments in 2Q18, in the amount of R$9.4 million, due to the lower CDI variation.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

7.2. Monetary and Exchange variation, net				R$ million
	2Q18	2Q17	Chg.	%
Monetary variation on loans and financing	(12.7)	(19.0)	6.3	(33.2)
Currency exchange variation on loans and financing	(797.3)	(212.1)	(585.2)	275.9
Other monetary variations	(6.0)	(7.5)	1.5	(20.0)
Monetary/exchange rate variation on liabilities	(816.0)	(238.6)	(577.4)	242.0
Monetary/exchange rate variation on assets	45.7	29.5	16.2	54.9
Monetary/exchange rate variation, net	(770.3)	(209.1)	(561.2)	268.4

The effect of net monetary and exchange variations in 2Q18 was R$561.2 million higher than in 2Q17, highlighting the increase of R$585.2 million in exchange variation on loans and financing, due to the higher appreciation of the dollar and the yen against real in 2Q18 (16.0% and 11.4%, respectively) when compared to the appreciation occurred in 2Q17 (4.4% and 3.5%, respectively).

8.    Income tax and social contribution

The Company recorded a decrease of R$94.1 million, due to the lower taxable result presented in 2Q18, mainly due to the higher appreciation of the US dollar and yen against the real in 2Q18, when compared to the appreciation in 2Q17.

9.    Indicators

9.1.  Operating

Operating indicators (*)	2Q18	2Q17%
Water connections (1)	8,957	8,749	2.4
Sewage connections (1)	7,395	7,189	2.9
Population directly served - water (2)	24.9	24.8	0.4
Population directly served - sewage(2)	21.7	21.4	1.4
Number of employees	13,537	14,008	(3.4)
Water volume produced in the quarter (3)	695	687	1.1
Water volume produced in the semester (3)	1,396	1,387	0.7
IPM – Measured water loss (%)	30.0	31.5	(4.8)
IPDt (liters/connection x day)	293	308	(4.9)

(1) Total connections, active and inactive, in thousand units at the end of the period

(2) In million inhabitants, at the end of the period. Not including wholesale

(3) In millions of cubic meters

(*)  Unaudited

9.2.  Financial

Economic variable at the close of the period (*)	2Q18	2Q17
Amplified Consumer Price Index (1)	1.89	0.22
National Consumer Price Index (1)	2.08	0.14
Consumer Price Index (1)	1.17	0.61
Reference Rate (1)	0.0000	0.1503
Interbank Deposit Certificate (%)(2)	6.39	10.8
US DOLLAR (3)	3.8558	3.3082
YEN (3)	0.03483	0.02944

(1) 2Q18 data in %

(2)  Quarterly average

(3) R$/sales on the last day

(*) Unaudited

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

10.     Loans and financing

			DEBT PROFILE
INSTITUTION	2018	2019	2020	2021	2022	2023	2024 to 2038	TOTAL
Local currency
Brazilian Federal Savings Bank	35,909	73,184	75,892	79,855	84,132	76,429	882,511	1,307,912
Debentures	338,370	1,035,420	582,504	477,566	556,878	360,510	349,837	3,701,085
BNDES	57,906	121,064	102,879	102,430	102,430	96,700	539,841	1,123,250
Leasing	8,961	33,583	35,236	37,033	38,987	41,750	370,841	566,391
Others	830	1,375	1,375	1,375	1,375	1,375	2,631	10,336
Interest and charges	40,191	31,255	-					71,446
Total in Local Currency	482,167	1,295,881	797,886	698,259	783,802	576,764	2,145,661	6,780,420
Foreign currency
BID	69,433	138,865	138,865	138,865	138,865	138,865	1,254,851	2,018,609
BIRD	-	11,721	23,442	23,442	23,442	23,442	246,192	351,681
Deutsche Bank 350	144,593	285,237	-	-	-	-	-	429,830
Eurobonds	-	-	1,347,471	-	-	-	-	1,347,471
JICA	39,532	136,676	136,676	136,676	136,676	136,676	1,266,090	1,989,002
BID 1983AB	-	68,218	67,180	29,660	29,660	27,930	-	222,648
Interest and charges	46,585		-					46,585
Total in Foreign Currency	300,143	640,717	1,713,634	328,643	328,643	326,913	2,767,133	6,405,826
Total	782,310	1,936,598	2,511,520	1,026,902	1,112,445	903,677	4,912,794	13,186,246

11.     Investments

2Q18 investments totaled R$757.8 million, including R$129.7 million related to the São Lourenço PPP.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

1                    Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of June 30, 2018, the Company operated water and sewage services in 368 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of the municipality is serviced by wholesale, it was not included in the 368 municipalities. As of June 30, 2018, the Company had 370 contracts.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ intangible assets was R$ 4,345 as of June 30, 2018 (R$ 4,345 as of December 31, 2017).

As of June 301 2018, 46 concession agreements (51 as of December 31, 2017) had expired and are being negotiated. From July 1, 2018 to 2030, 31 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By June 30, 2018, 293 program and services contracts were signed (287 contracts as of December 31, 2017).

As of June 30, 2018, the carrying amount of the underlying assets used in the 46 concessions of the municipalities under negotiation totaled R$ 6,205,950, accounting for 18.12% of the total, and the related gross revenue for the six-month period ended June 30, 2018 totaled R$ 811,669, accounting for 10.35% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 54.24% of the gross revenues on June 30, 2018 (53.58% on June 30, 2017) and 48.50% of intangible assets (46.92% on December 31, 2017).

As of June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”,  a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i.  protection of the sources of water in collaboration with other agencies of the State and the City;

ii.  capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

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Notes to the Interim Financial Information

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos; the gross revenue calculated in the six-month period ended June 30, 2018 totaled
R$ 187,715 (R$ 183,508 in the six-month period ended June 30, 2017) and the intangible asset was R$ 458,968 on June 30, 2018 (R$ 310,577 on December 31, 2017).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7-A of Law 11,578, of November 26, 2007, allowed the provision of public basic sanitation services to be executed until December 31, 2016. The Company’s Management understands that in the municipalities where the concession agreements were not yet renewed, the operation is governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

In March 2018, the Jaguari-Atibainha interconnection was inaugurated; this interconnection allows the transfer of an average annual outflow of 5.13 cubic meters per second (m³/s) and a maximum outflow of 8.5 m³/s from the Paraíba do Sul Basin to the Cantareira System. In April 2018, the São Lourenço Production System was inaugurated and expands water production and capacity by 6.4 m³/s. After the construction is completed, the Company will have nine large production systems available to supply the São Paulo Metropolitan Region. These two important works aim at expanding water security in the São Paulo Metropolitan Region.

Management expects that with improved water security, due to the works carried out, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

Corporate reorganization

On May 12, 2017, the Board of the State Privatization Program approved:

(i)  the conducting of studies for SABESP’s Capitalization (as defined below);

(ii) the hiring, by SABESP, of the International Finance Corporation, which is associated with the World Bank;

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Notes to the Interim Financial Information

(iii)   the execution of an agreement between SABESP and the State Government through the Water Resources and Sanitation Department and the Treasury Department, in order to define the scope of the contract and control the relationship between the parties, including a proportional expense reimbursement.

The proposed Capitalization provides for the creation of a corporation to directly control SABESP through the transfer of the shares held by the São Paulo State to the capital stock of the new corporation. The São Paulo State will continue holding a sufficient number of shares to ensure SABESP’s control, as provided for in law. The objective of the Capitalization is to overcome a situation that restricts investments designed to preserve the expansion of activities to ensure the universalization of basic sanitation services offered by the Company.

The Capitalization may provide for the admission of institutional investors to contribute financial resources to the capital stock of the new company, strengthening SABESP’s corporate governance and business efficiency in order to promote and accelerate the universalization of sanitation services in the State of São Paulo.

On September 15, 2017, Law 16,525 was sanctioned, enacted and published; it provides for the corporate reorganization of Companhia de Saneamento Básico de São Paulo - SABESP and sets forth other provisions.

The interim financial information was approved by the Board of Directors on August 9, 2018.

2                   Basis of preparation and presentation of the financial statements

Presentation of the interim financial information

The interim financial information as of June 30, 2018, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this interim financial information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for June 30, 2018, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2017, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, the interim financial information as of June 30, 2018 was not fully completed due to redundancies with the information presented in the annual financial statements of December 31, 2017 and, as provided for in Official Letter/CVM/SNC/SEP 003/2011. In this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements:

i.            Summary of significant accounting policies (Note 3);

ii.            Changes in accounting practices and disclosures (Note 4);

iii.           Risk Management – Financial Instruments (Note 5.4);

iv.           Key Accounting Estimates and Judgments (Note 6);

v.           Related-Party Balances and Transactions (Note 10);

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Notes to the Interim Financial Information

vi.           Investments (Note 12);

vii.           Intangible Assets (Note 14);

viii.           Borrowings and Financing (Note 16);

ix.           Deferred Taxes and Contributions (Note 18);

x.           Provisions (Note 19);

xi.           Employees Benefits (Note 20);

xii.           Equity (Note 22);

xiii.           Insurance (Note 25);

xiv.          Financial Income (Expenses) (Note 28).

All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

3                   Summary of significant accounting policies

Except for the amendments introduced by CPC 47/IFRS 15 (Revenue from Contracts with Customers) and CPC 48/IFRS 9 (Financial Instruments) pursuant to the accounting policies described below, the other policies used in the preparation of the interim financial information for the quarter ended June 30, 2018 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2017:

3.1 Operating income

(a)  Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as the water is consumed and services are provided. Revenues, including revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of the each period and are recorded as trade receivables based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company records allowance for doubtful accounts upon invoicing in revenue reduction account.

The Company recognizes revenue when: i) it identifies the contracts with customers; ii) it identifies the different obligations in the contract; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Amounts in dispute are recognized as revenue when collected.

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Notes to the Interim Financial Information

(b) Construction revenue

Revenue from concession construction contracts is recognized in accordance with ICPC 01 (R1)/IFRIC 12 (Concession Contracts) and CPC 47 (R1)/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as intangible, as the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added construction costs, resulting in the construction revenue.

3.2 Financial assets and liabilities

Financial Asset - Classification

The Company classifies its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of June 30, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•         Amortized cost

This comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Are presented as current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets). The Company's financial assets measured at amortized cost include cash and cash equivalents, restricted cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency – ANA. Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

The Company classifies its financial liabilities measured at amortized cost. Classification depends on the purpose to which the financial liabilities were assumed. This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

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Notes to the Interim Financial Information

3.3 Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period. In these cases, they are presented as noncurrent assets.

The Company records allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses. The analysis is carried out based on objective “accounts receivable” data, past receipts, existing guarantees and expected future losses.

4                   Risk management

4.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)          Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

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Notes to the Interim Financial Information

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of
R$ 6,433,208 as of June 30, 2018 (R$ 5,702,375 as of December 31, 2017). Below, the Company’s exposure to exchange risk:

	June 30, 2018		December 31, 2017
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,139,724	4,394,548	1,200,786	3,972,200
Borrowings and financing – Yen	57,194,222	1,992,075	57,575,271	1,692,713
Interest and charges from borrowings and financing – US$		34,265		26,628
Interest and charges from borrowings and financing – Yen		12,320		10,834
Total exposure		6,433,208		5,702,375
Borrowing cost – US$		(24,309)		(26,454)
Borrowing cost – Yen		(3,073)		(3,100)
Total foreign currency-denominated borrowings (Note 15)		6,405,826		5,672,821

1)         The 12.9% increase in foreign-currency denominated debt from December 31, 2017 to June 30, 2018 was mainly due to exchange rate changes, as a result of the 16.6% increase of the US dollar against the Real, from R$ 3.3080 on December 31, 2017, to R$ 3.8558 on June 30, 2018, and the 18.5% increase of the Yen versus the Real, from R$ 0.02940 on December 31, 2017, to R$ 0.03483 on June 30, 2018, partially mitigated by the amortization of the debt denominated in these currencies in the period.

As of June 30, 2018, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the six-month period ended June 30, 2018 would have been R$ 643,321 (R$ 570,238 for the year ended December 31, 2017), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

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Notes to the Interim Financial Information

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of June 30, 2018 (Liabilities) in US$	1,139,724	1,139,724	1,139,724

US$ rate as of June 30, 2018	3.8558	3.8558	3.8558
Exchange rate estimated according to the scenario	3.7000	4.6250	5.5500
Differences between the rates	0.1558	(0.7692)	(1.6942)

Effect on net financial result R$ - gain/(loss)	177,569	(876,676)	(1,930,920)

Net currency exposure as of June 30, 2018 (Liabilities) in Yen	57,194,222	57,194,222	57,194,222

Yen rate as of June 30, 2018	0.03483	0.03483	0.03483
Exchange rate estimated according to the scenario	0.03574	0.04468	0.05361
Difference between the rates	(0.00091)	(0.00985)	(0.01878)

Effect on net financial result R$ - (loss)	(52,047)	(563,362)	(1,074,106)

Total effect on net financial result in R$ - gain/(loss)	125,522	(1,440,038)	(3,005,026)

(*) For the probable scenario in US dollar, the exchange rate estimated for June 30, 2019 was used, pursuant to the Focus Report-BACEN of June 30, 2018, while for the Yen, the average exchange rate was considered for the 12-month period after June 30, 2018, according to B3’s Reference Rates report of June 30, 2018.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

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Notes to the Interim Financial Information

The table below provides the Company's borrowings and financing subject to variable interest rate:

	June 30, 2018	December 31, 2017
CDI(i)	1,500,000	1,144,391
TR(ii)	1,626,254	1,574,564
IPCA(iii)	1,614,906	1,699,747
TJLP(iv)	1,411,224	1,354,987
LIBOR(v)	3,045,016	2,814,399
Interest and charges	101,851	125,172
Total	9,299,251	8,713,260

(i)   CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii) TR – Interest Benchmark Rate

(iii)       IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)       TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of June 30, 2018, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the six-month period ended June 30, 2018 would have been R$ 92,992 (R$ 87,133 as of December 31, 2017), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of June 30, 2018 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties at the reporting period. See additional information in Notes 6, 7, 8 and 9.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. The credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

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Notes to the Interim Financial Information

	June 30, 2018	December 31, 2017
Cash at banks and short-term bank deposits
AA(bra)	2,773,261	2,222,001
AAA(bra)	40,720	43,978
Other (*)	18,754	17,068
	2,832,735	2,283,047

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as of June 30, 2018, in which the Company made deposit transactions and financial investments in local currency (R$ - local rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A Banco Santander Brasil S/A Brazilian Federal Savings Bank Bradesco S/A Itaú Unibanco Holding S/A	AA(bra) - AA(bra) AAA(bra) AAA(bra)	Aa1.br Aaa.br Aa1.br Aa1.br Aa1.br	- brAAA brAAA brAAA brAAA

(c) Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the local and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the Company’s financial liabilities, into relevant maturities, including the installments of principal and future interest to be paid according to the agreement.

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Notes to the Interim Financial Information

	July to December 2018	2019	2020	2021	2022	2023 onwards	Total
As of June 30, 2018

Liabilities
Borrowings and financing	1,033,657	2,568,078	3,023,151	1,383,458	1,426,167	6,989,680	16,424,191
Accounts payables to suppliers and contractors	271,137	-	-	-	-	-	271,137
Services payable	419,088	-	-	-	-	-	419,088
Public-Private Partnership – PPP (*)	159,630	371,997	371,997	371,997	371,977	5,211,362	6,858,980
Program contract commitments	98,010	83,373	15,649	15,793	1,043	25,780	239,648

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d) Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2018, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

June 30, 2018
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,728,184	8.0000% (*)	6.0000%	4.0000%
Financial income		218,255	163,691	109,127

Liabilities
CDI	(1,500,000)	8.0000% (*)	6.0000%	4.0000%
Interest to be incurred		(120,000)	(90,000)	(60,000)

CDI net exposure	1,228,184	98,255	73,691	49,127

Liabilities
TR	(1,626,254)	0.0001% (***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(1,614,906)	4.1000% (*)	5.1250%	6.1500%
Expenses to be incurred		(66,211)	(82,764)	(99,317)

TJLP	(1,411,224)	6.6000% (*)	8.2500%	9.9000%
Interest to be incurred		(93,141)	(116,426)	(139,711)

LIBOR	(3,045,016)	2.6427% (**)	3.3034%	3.9640%
Interest to be incurred		(80,471)	(100,588)	(120,706)

Total net expenses to be incurred		(141,570)	(226,089)	(310,610)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, June 30, 2018) and long-term interest rate at June 30, 2018 (BACEN).
(**) Source: Bloomberg
(***) Source: B3 (previously BM&FBovespa)

(i)     Refers to the scenario of interest to be incurred for the 12 months as of June 30, 2018 or until the maturity of the agreements, whichever is shorter.

4.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

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Notes to the Interim Financial Information

	June 30, 2018	December 31, 2017

Total borrowings and financing (Note 15)	13,186,246	12,100,966
(-) Cash and cash equivalents (Note 6)	(2,832,735)	(2,283,047)

Net debt	10,353,511	9,817,919
Total equity	18,221,787	17,513,009

Total capital	28,575,298	27,330,928

Leverage ratio	36%	36%

As of June 30, 2018, the leverage ratio remained flat as of December 31, 2017, however, borrowings and financing increased due to the appreciation of the US dollar and the Yen against the Real, mitigated by the increase of equity arising from the profit calculated in the six-month period ended June 30, 2018.

4.3 Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4 Financial instruments

With the changes introduced by CPC 48/IFRS 9 (Financial Instruments), as of June 30, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA, accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

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Notes to the Interim Financial Information

Financial Assets

	June 30, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,832,735	2,832,735	2,283,047	2,283,047
Restricted cash	13,798	13,798	18,822	18,822
Trade receivables	1,891,158	1,891,158	1,888,505	1,888,505
Water National Agency– ANA	53,249	53,249	70,487	70,487
Other receivables	234,446	234,446	169,715	169,715

Additionally, SABESP has financial instrument assets receivable from related parties, in the amount of R$ 831,125 as of June 30, 2018 (R$ 815,160 as of December 31, 2017), which were calculated in accordance with the conditions negotiated between related parties. Part of this balance, totaling R$ 729,973 (R$ 709,208 as of December 31, 2017), refers to reimbursement of additional retirement and pension plan – G0 and is indexed by the IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial Liabilities

	June 30, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	13,186,246	13,174,546	12,100,966	11,967,909
Accounts payables to suppliers and contractors	271,137	271,137	344,947	344,947
Services payable	419,088	419,088	408,275	408,275
Program contract commitments	217,348	217,348	239,500	239,500
Public-Private Partnership - PPP	3,351,575	3,351,575	3,071,416	3,071,416

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of June 30, 2018, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2017.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the balance sheet approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

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Notes to the Interim Financial Information

5                   Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets resulting from concession agreements and program contracts, (iii) pension benefits, (iv) deferred income tax and social contribution, and (v) provisions.

6           Cash and cash equivalents

	June 30, 2018	December 31, 2017

Cash and banks	104,551	171,951
Cash equivalents	2,728,184	2,111,096
	2,832,735	2,283,047

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (remunerated based on the variation of the Interbank Deposit Certificates (CDI) rates), entered into with Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of June 30, 2018, the average yield of financial investments corresponds to 98.47% of CDI (98.88% as of December 31, 2017).

7            Restricted cash

	June 30, 2018	December 31, 2017
Current
Agreement with the São Paulo municipal government (i)	5,463	12,055
Brazilian Federal Savings Bank – escrow deposits (ii)	2,426	1,209
Other	5,909	5,558
	13,798	18,822

(i)      Refers to the amount deducted from the 7.5% of Municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)    Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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Notes to the Interim Financial Information

8             Trade receivables

(a)   Statement of financial position details

	June 30, 2018	December 31, 2017
Private sector:
General and special customers (i) (ii)	1,250,489	1,248,979
Agreements (iii)	317,448	320,032

	1,567,937	1,569,011
Government entities:
Municipal	547,924	532,320
Federal	4,012	3,547
Agreements (iii)	290,613	285,614

	842,549	821,481
Wholesale customers – Municipal governments: (iv)
Guarulhos	853,670	760,598
Mauá	565,645	530,830
Mogi das Cruzes	3,206	2,670
Santo André	1,105,913	1,048,832
São Caetano do Sul	2,870	2,604
Diadema	222,671	222,671

Total wholesale customers – Municipal governments	2,753,975	2,568,205

Unbilled supply	580,827	580,006

Subtotal	5,745,288	5,538,703
Allowance for doubtful accounts	(3,854,130)	(3,650,198)

Total	1,891,158	1,888,505

Current	1,673,590	1,672,595
Noncurrent	217,568	215,910

	1,891,158	1,888,505

(i)     General customers - residential and small and mid-sized companies;

(ii)   Special customers – large consumers, commercial industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.);

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, as provided for in the agreements; and

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Notes to the Interim Financial Information

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

(b)        The aging of trade receivables is as follows:

	June 30, 2018	December 31, 2017

Current	1,385,185	1,471,668
Past-due:
Up to 30 days	331,799	287,173
From 31 to 60 days	141,860	118,179
From 61 to 90 days	123,423	73,989
From 91 to 120 days	87,742	52,477
From 121 to 180 days	142,417	105,952
From 181 to 360 days	144,745	147,699
Over 360 days	3,388,117	3,281,566

Total past-due	4,360,103	4,067,035

Total	5,745,288	5,538,703

The increase in the overdue balance was mainly due to wholesale receivables, where the municipalities challenge the tariffs charged by SABESP in court, and the increase in default of amounts overdue, related to private customers.

(c)         Allowance for doubtful accounts

	January to June 2018	January to June 2017

Balance at the beginning of the period	3,650,198	3,514,240
Private sector /government entities	19,593	48,281
Recoveries	(22,743)	(29,489)
Wholesale customers	207,082	96,917

Net additions for the period	203,932	115,709

Write-offs in the period referring to accounts receivable	-	(972)

Balance at the end of the period	3,854,130	3,628,977

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Notes to the Interim Financial Information

Reconciliation of estimated losses in profit or loss	April to June 2018	January to June 2018	April to June 2017	January to June 2017

Write-offs	(53,939)	(81,505)	(43,835)	(101,971)
(Losses)/reversal with state entities – related parties	2,475	1,115	(158)	130
(Losses) with private sector /government entities	(12,954)	(19,593)	(17,735)	(48,281)
(Losses) with wholesale customers	2,687	(29,458)	-	(1,227)
Recoveries	3,664	22,743	26,004	29,489

Amount recorded as selling expenses	(58,067)	(106,698)	(35,724)	(121,860)

Wholesale sales losses, amounting to R$ 104,446 from April to June 2018 and R$ 177,624 from January to June 2018 (April to June 2017 – R$ 58,639 and January to June 2017 – R$ 95,690) were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

9                   Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)         Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	June 30, 2018	December 31, 2017
Accounts receivable
Current:
Sanitation services	115,291	118,441
Allowance for losses	(33,999)	(35,114)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments)	15,403	22,968
- GESP Agreement – 2008	-	20,099
- GESP Agreement – 2015	67,728	54,379

Total current	164,423	180,773

Noncurrent:
Agreement for the installment payment of sanitation services	19,860	22,625
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2015	646,842	611,762

Total noncurrent	666,702	634,387

Total receivables from shareholders	831,125	815,160

Assets:
Sanitation services	101,152	105,952
Reimbursement of additional retirement and pension benefits (G0)	729,973	709,208

Total	831,125	815,160

Liabilities:
Interest on capital payable to related parties	-	300,717
Other (f)	1,402	1,367

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Notes to the Interim Financial Information

	April to June 2018	January to June 2018	April to June 2017	January to June 2017

Revenue from sanitation services	129,867	247,221	120,936	230,862
Payments received from related parties	(138,543)	(257,264)	(115,911)	(235,497)

Receipt of GESP reimbursement referring to Law 4,819/58	(49,056)	(99,766)	(35,757)	(72,309)

(b)        Disputed amounts - GESP

As of June 30, 2018 and December 31, 2017, the disputed amounts between SABESP and GESP, corresponding to the private retirement and pension plan paid (Law 4,819/58), totaled R$ 1,061,102 and R$ 1,021,657, respectively. The Company created allowances for doubtful accounts for such amounts.

(c)         Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE, an arbitration proceeding was in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing financial losses due to the permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies, and involves the payment by SABESP to EMAE of the following amounts:

-  R$ 6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year,  with (i) the first of  such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

-  R$ 46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$ 9,254 due on April 30, 2017 and the subsequent ones in 04 (four) installments of same amount, due on every April 30 of the subsequent years, or on the first subsequent business day.

On October 19, 2017, the contractual conditions precedent were complied with and the agreement came into effect.

As of June 30, 2018, the balance of the agreement totaled R$ 15,754 and R$ 90,472 (R$ 15,668 and R$ 92,894 on December 31, 2017), recorded under other liabilities, in current and noncurrent liabilities, respectively.

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Notes to the Interim Financial Information

(d)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)         Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(f)          Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From April to June 2018 and in the same period in 2017, the expenses related to employees assigned by SABESP to other state government entities amounted to R$ 2,397 and R$ 2,612, respectively, and from January to June 2018 and 2017 amounted to R$ 4,528 and R$ 5,135, respectively.

From January to June 2018 and 2017, there were no expenses related to personnel assigned by other entities to the Company.

(g)         Services obtained from state government entities

As of June 30, 2018 and December 31, 2017, SABESP had an outstanding amount payable of R$ 1,402 and R$ 1,367, respectively, for services rendered by São Paulo State Government entities.

(h)        Non-operating assets

As of June 30, 2018 and December 31, 2017, the Company had an amount of R$ 969 related to a free land lent to DAEE (Department of Water and Electricity).

(i)          Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of June 30, 2018 amounted to R$ 376,171 (R$ 388,461 as of December 31, 2017), according to Note 19 (b).

(j)          Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$ 1,011 from April to June 2018 (R$ 969 from April to June 2017). From January to June 2018, these expenses amounted to R$ 1,934 (R$ 1,895 from January to June 2017). An additional amount of R$ 159, related to the Officers’ bonus program, was recorded from April to June 2018 (R$ 185 from April to June 2017). From January to June 2018, these bonuses amounted to R$ 344 (R$ 309 from January to June 2017).

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Notes to the Interim Financial Information

(k)        Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. on March 30, 2012, and with Attend Ambiental S.A. on May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared. These agreements remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Aquapolo Ambiental	5,629	387	6,016	CDI + 1.2% p.a.	(i)
Aquapolo Ambiental	19,000	12,662	31,662	CDI + 1.2% p.a.	(ii)
Total	24,629	13,049	37,678

(i)      The R$ 5,629 loan agreement originally expired on April 30, 2016; however, on February 10, 2016, an amendment to the agreement changed the payment schedule for four annual installments, the first of which maturing on December 30, 2018 and the last on December 30, 2021; and

(ii)    The loan agreement totaling R$ 19,000 originally expired on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

As of March 31, 2018, the Company created allowance for doubtful accounts in the amount of R$ 9,596 related to the loan agreement with SPE Attend Ambiental S/A, as a renegotiation agreement was not reached. The original value of the agreement was R$ 5,400, and it was overdue since June 2015.

The amount disbursed referring to the agreements entered into with Aquapolo Ambiental S/A is recognized under “Other Receivables”, of which R$ 1,378 was classified in Current Assets and R$ 36,300 in Noncurrent Assets. As of June 30, 2018, the balance of principal and interest rates of these agreements was R$ 37,678 (R$ 50,617 as of December 31, 2017). From January to June 2018, the financial income recognized was R$ 1,519 (R$ 2,683 from January to June 2017).

(l)          “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until June 30, 2018, the program total amount was R$ 96,336 (R$ 82,697 as of December 31, 2017); as of June 30, 2018 and December 31, 2017, there was no balance receivable from related parties. As of June 30, 2018, R$ 47,490 (R$ 35,068 as of December 31, 2017) was recorded under intangible assets. R$ 48,846 was reimbursed by GESP (R$ 47,629 as of December 31, 2017) from the beginning of the program until June 30, 2018.

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Notes to the Interim Financial Information

10               Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of June 30, 2018, the balances of assets and liabilities were R$ 53,249 (R$ 70,487 as of December 31, 2017), and the liability is recorded under "other liabilities" of noncurrent liabilities.

11                 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity accounting.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

	Equity		Capital increase	Profit (loss) for the period
	June 30, 2018	December 31, 2017	June 30, 2018	January to June 2018	January to June 2017

Sesamm	42,319	39,262	-	3,057	3,622
Águas de Andradina	25,351	19,392	-	5,959	1,789
Águas de Castilho	6,569	4,880	-	1,689	456
Saneaqua Mairinque	6,280	4,327	2,183	(230)	415
Attend Ambiental	2,851	5,169	-	(2,318)	2,800
Aquapolo Ambiental	21,672	18,757	-	2,915	223
Paulista Geradora de Energia	8,378	8,447	-	(69)	(18)

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Notes to the Interim Financial Information

	Investments		Capital increase	Equity in the earnings (losses) of subsidiaries		Interest percentage
	June 30, 2018	December 31, 2017	June 30, 2018	January to June de 2018	January to June 2017	June 30, 2018	December 31, 2017

Sesamm	15,236	14,135	-	1,101	1,304	36%	36%
Águas de Andradina	7,606	5,818	-	1,788	537	30%	30%
Águas de Castilho	1,972	1,465	-	507	137	30%	30%
Saneaqua Mairinque	1,884	1,298	655	(69)	125	30%	30%
Attend Ambiental	1,282	2,326	-	(1,044)	1,260	45%	45%
Aquapolo Ambiental	10,619	9,191	-	1,428	109	49%	49%
Paulista Geradora de Energia	2,094	2,111	-	(17)	(5)	25%	25%
Total	40,693	36,344	655	3,694	3,467
Other investments	588	588
Overall total	41,281	36,932

12                Investment properties

As of June 30, 2018, the balance of “Investment properties” was R$ 47,644 (R$ 57,652 as of December 31, 2017). As of June 30, 2018 and December 31, 2017, the market value of these properties was approximately R$ 388,000 and R$ 402,000, respectively.

	December 31, 2017	Expropriation	Depreciation	June 30, 2018

Investment properties	57,652	(9,983)	(25)	47,644
Total	57,652	(9,983)	(25)	47,644

	December 31, 2016	Write-offs and disposals	Depreciation	June 30, 2017

Investment properties	57,968	(8)	(47)	57,913
Total	57,968	(8)	(47)	57,913

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Notes to the Interim Financial Information

13                Intangible assets

(a)     Statement of financial position details

	June 30, 2018			December 31, 2017
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	8,732,752	(1,775,787)	6,956,965	8,893,296	(1,751,682)	7,141,614
Agreements – economic value	2,074,863	(679,925)	1,394,938	2,068,402	(634,465)	1,433,937
Program contracts	11,220,027	(3,270,456)	7,949,571	10,653,292	(3,058,226)	7,595,066
Program contracts – commitments	1,116,026	(221,376)	894,650	1,113,160	(202,785)	910,375
Services contracts – São Paulo	20,344,601	(3,748,967)	16,595,634	19,388,751	(3,471,736)	15,917,015
Software license	720,024	(256,185)	463,839	688,712	(220,587)	468,125
Total	44,208,293	(9,952,696)	34,255,597	42,805,613	(9,339,481)	33,466,132

(b)   Changes

	December 31, 2017	Additions	Contract renewal	Transfers	Write-offs and disposals	Amortization	June 30, 2018
Intangible right arising from:
Agreements – equity value	7,141,614	113,742	(223,049)	18,751	(1,809)	(92,284)	6,956,965
Agreements – economic value	1,433,937	51,796	-	(45,149)	(7)	(45,639)	1,394,938
Program contracts	7,595,066	285,747	223,049	6,715	(3,469)	(157,537)	7,949,571
Program contracts – commitments	910,375	2,866	-	-	-	(18,591)	894,650
Services contracts – São Paulo	15,917,015	952,448	-	19,553	(8,442)	(284,940)	16,595,634
Software license	468,125	30,627	-	686	-	(35,599)	463,839
Total	33,466,132	1,437,226	-	556	(13,727)	(634,590)	34,255,597

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2016	Additions	Allowance for estimated losses	Transfers	Write-off and disposals	Amortization	June 30, 2017
Intangible right arising from:
Agreements – equity value	7,482,955	137,182	2,078	312	(1,848)	(95,931)	7,524,748
Agreements – economic value	1,381,652	66,129	8	(55,133)	(1,008)	(46,036)	1,345,612
Program contracts	6,576,021	196,640	4,834	513	(3,688)	(146,761)	6,627,559
Program contracts – commitments	823,216	4,838	-	-	-	(16,550)	811,504
Services contracts – São Paulo	14,552,707	1,115,371	6,460	57,334	(4,784)	(279,986)	15,447,102
Software license	430,237	22,064	-	6,489	-	(34,357)	424,433
Total	31,246,788	1,542,224	13,380	9,515	(11,328)	(619,621)	32,180,958

In the first quarter of 2018, the Company renewed a program contract with the municipalities of Itirapuã and Monte Mor. In the second quarter of 2018, the Company renewed a program contract with the municipalities of Poá, Cachoeira Paulista, Monções and Salesópolis for 30 years.

(c)         Intangible arising from concession agreements

During the period ended June 30, 2018, there were no relevant changes in the criteria to account for intangible assets and types of contracts.

The Company has obligations recorded in “Program Contract – Commitments” in current liabilities in the amount of R$ 117,814 and R$ 128,802 as of June 30, 2018 and December 31, 2017, respectively, and noncurrent liabilities in the amount of R$ 99,534 and R$ 110,698 as of June 30, 2018 and December 31, 2017, respectively.

(d)        Capitalization of interest and other finance charges

From January to June 2018, the Company capitalized interest and inflation adjustment, including related foreign currency exchange in concession intangible assets, totaling R$ 290,716, including the São Lourenço Production System and Leases (R$ 312,016 from January to June 2017), during the construction period.

(e)         Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

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Notes to the Interim Financial Information

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by a gross margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. As of June 30, 2018 and 2017, the margin was 2.3%.

Construction margin from April to June 2018 and 2017 was R$ 14,997 and R$ 15,194, respectively, and from January to June 2018 and 2017 it was R$ 29,548 and R$ 30,893, respectively.

(f)          Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. From April to June 2018, the total amount related to expropriations was R$ 70,636 and from January to June 2018 it was R$ 80,331 (R$ 1,882 from April to June 2017 and R$ 4,783 from January to June 2017).

(g)         Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

As of June 30, 2018 and December 31, 2017, the amounts recognized as intangible asset related to this PPP were
R$ 365,345 and R$ 371,862, respectively.

From January to June 2018, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement. The obligations assumed by the Company as of June 30, 2018 and December 31, 2017 are shown in the next table.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 10,012, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

In 2018, the control of the special purpose entity Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

As of June 30, 2018 and December 31, 2017, the carrying amount recorded in the Company’s intangible assets, related to this PPP, totaled R$ 3,121,412 and R$ 2,818,805, respectively. Intangible assets are accounted for based on the physical evolution of the works, which, as of June 30, 2018, was approximately 95.5%, with a counter-entry in the Private Public Partnership (PPP) liabilities account. As of June 30, 2018, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of June 30, 2018 and December 31, 2017 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2018.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

	June 30, 2018			December 31, 2017
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	36,492	263,896	300,388	35,083	282,501	317,584
São Lourenço	51,929	2,999,258	3,051,187	24,924	2,728,908	2,753,832
Total	88,421	3,263,154	3,351,575	60,007	3,011,409	3,071,416

(h)        Works in progress

The amount of R$ 10,793 million is recorded under intangible assets as works in progress as of June 30, 2018
(R$ 10,387 million as of December 31, 2017), and, in the period ended June 30, 2018, the major projects are located in the municipalities of São Paulo, Franca and Guarujá, totaling R$ 7,805 million (including R$ 3,121 million from PPP São Lourenço), R$ 267 million and R$ 137 million, respectively.

(i)          Amortization of intangible assets

The amortization average rate totaled 3.9% and 4.0% as of June 30, 2018 and 2017, respectively.

(j)          Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and prepared them for use. On April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

14                Property, plant and equipment

(a)     Statement of financial position details

	June 30, 2018			December 31, 2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,979	-	92,979	92,507	-	92,507
Buildings	78,828	(37,633)	41,195	79,013	(36,653)	42,360
Equipment	339,611	(242,454)	97,157	330,753	(226,950)	103,803
Transportation equipment	10,862	(7,581)	3,281	10,862	(7,182)	3,680
Furniture and fixtures	24,423	(13,169)	11,254	24,430	(12,614)	11,816
Other	1,122	(263)	859	1,122	(238)	884
Total	547,825	(301,100)	246,725	538,687	(283,637)	255,050

(b)   Changes

	December 31, 2017	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2018
Land	92,507	472	-	-	-	92,979
Buildings	42,360	-	(8)	-	(1,157)	41,195
Equipment	103,803	12,021	(504)	(54)	(18,109)	97,157
Transportation equipment	3,680	-	8	(8)	(399)	3,281
Furniture and fixtures	11,816	79	(52)	(8)	(581)	11,254
Other	884	-	-	-	(25)	859
Total	255,050	12,572	(556)	(70)	(20,271)	246,725

	December 31, 2016	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2017
Land	92,494	-	13	-	-	92,507
Buildings	43,262	86	1,355	-	(1,188)	43,515
Equipment	149,140	10,497	(10,838)	(33)	(27,987)	120,779
Transportation equipment	4,531	-	33	(10)	(457)	4,097
Furniture and fixtures	11,986	276	(63)	(29)	(645)	11,525
Other	970	-	(15)	-	(26)	929
Total	302,383	10,859	(9,515)	(72)	(30,303)	273,352

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

(c)      Depreciation

The Company annually revises the depreciation rates of buildings - 3.0%; equipment- 16.7%; transportation equipment - 10% and furniture, fixture and equipment - 6.8%. Lands are not depreciated.

The depreciation average rate was 12.7% and 12.9%, as of June 30, 2018 and 2017, respectively.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

15          Borrowings and Financing

Borrowings and financing outstanding balance	June 30, 2018			December 31, 2017
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	42,089	69,349	111,438	41,702	80,953	122,655
12th issue debentures	45,450	271,978	317,428	45,450	294,702	340,152
14th issue debentures	40,868	114,313	155,181	40,503	141,351	181,854
15th issue debentures	352,289	-	352,289	346,414	345,788	692,202
17th issue debentures	273,793	522,471	796,264	144,391	781,922	926,313
18th issue debentures	33,328	186,941	220,269	33,020	194,872	227,892
20th issue debentures	250,000	247,602	497,602	250,000	246,890	496,890
21st issue debentures	-	499,605	499,605	-	499,628	499,628
22nd issue debentures	-	751,009	751,009	-	-	-
Brazilian Federal Savings Bank	72,235	1,235,677	1,307,912	78,487	1,154,599	1,233,086
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,836	8,418	25,254	16,782	16,782	33,564
Brazilian Development Bank - BNDES PAC	11,187	44,604	55,791	11,143	50,028	61,171
Brazilian Development Bank - BNDES PAC II 9751	4,348	20,903	25,251	4,334	22,991	27,325
Brazilian Development Bank - BNDES PAC II 9752	3,173	24,603	27,776	2,367	19,526	21,893
Brazilian Development Bank - BNDES ONDA LIMPA	23,545	135,176	158,721	23,469	146,461	169,930
Brazilian Development Bank - BNDES TIETÊ III	30,476	266,499	296,975	30,378	280,825	311,203
Brazilian Development Bank - BNDES 2015	28,874	504,608	533,482	10,050	397,922	407,972
Leases	16,789	549,602	566,391	17,573	544,044	561,617
Other	1,517	8,819	10,336	1,466	9,477	10,943
Interest and charges	71,446	-	71,446	101,855	-	101,855
Total in local currency	1,318,243	5,462,177	6,780,420	1,199,384	5,228,761	6,428,145

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

Borrowings and financing outstanding balance	June 30, 2018			December 31, 2017
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$ 77,086 thousand (US$ 82,225 thousand in December 2017)	39,630	257,597	297,227	34,000	238,000	272,000
Inter-American Development Bank - BID 2202 – US$ 450,390 thousand (US$ 444,871 thousand in December 2017)	99,235	1,622,147	1,721,382	81,757	1,375,358	1,457,115
International Bank of Reconstruction and Development - BIRD – US$ 91,286 thousand (US$ 91,286 thousand in December 2017)	-	351,681	351,681	-	301,665	301,665
Deutsche Bank – US$ 112,500 thousand (US$ 150,000 thousand in December 2017)	289,185	140,645	429,830	248,100	242,343	490,443
Eurobonds – US$ 350,000 thousand (US$ 350,000 thousand in December 2017)	-	1,347,471	1,347,471	-	1,155,331	1,155,331
JICA 15 – ¥ 13,252,945 thousand (¥ 13,829.160 thousand in December 2017)	40,139	421,461	461,600	33,881	372,696	406,577
JICA 18 – ¥ 11,915,840 thousand (¥ 12,433,920 thousand in December 2017)	36,089	378,705	414,794	30,463	334,849	365,312
JICA 17 – ¥ 1,424,889 thousand (¥ 1,534,959 thousand in December 2017)	2,836	46,029	48,865	2,507	41,835	44,342
JICA 19 – ¥ 30,600,548 thousand (¥ 29,777,232 thousand in December 2017)	28,806	1,034,937	1,063,743	-	873,383	873,383
BID 1983AB – US$ 58,462 (US$ 82,404 thousand in December 2017)	68,218	154,430	222,648	79,201	189,990	269,191
Interest and charges	46,585	-	46,585	37,462	-	37,462
Total in foreign currency	650,723	5,755,103	6,405,826	547,371	5,125,450	5,672,821

Total borrowings and financing	1,968,966	11,217,280	13,186,246	1,746,755	10,354,211	12,100,966

Exchange rate as of June 30, 2018: US$ 3.8558; ¥ 0.03483 (as of December 31, 2017: US$ 3.3080; ¥ 0.02940).

As of June 30, 2018, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
20th issue debentures	Own funds	2019	CDI + 3.80%
21st issue debentures	Own funds	2022	CDI + 0.60% and CDI+ 0.90%
22nd issue debentures	Own funds	2025	CDI + 0.58%, CDI+ 0.90%	IPCA + 6%
Brazilian Federal Savings Bank	Own funds	2018/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66% + TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5% + TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	12% (Presidente Prudente) and TJLP + 1.66% (FINEP)	TR

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

Inter-American Development Bank - BID 1212 – US$ 77,086 thousand	Government	2025	2.87% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 450,390 thousand	Government	2035	3.25% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 91,286 thousand	Government	2034	2.56% (*)	US$
Deutsche Bank – US$112,500 thousand	-	2019	Libor+4.50% (*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 13,252,945 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 11,915,840 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 1,424,889 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 30,600,548 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 58,462 thousand	-	2023	Libor + 2.08% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

(i)        Payment schedule – accounting balances as of June 30, 2018

	2018	2019	2020	2021	2022	2023	2024 to 2038	TOTAL
LOCAL CURRENCY
Debentures	338,370	1,035,420	582,504	477,566	556,878	360,510	349,837	3,701,085
Brazilian Federal Savings Bank	35,909	73,184	75,892	79,855	84,132	76,429	882,511	1,307,912
BNDES	57,906	121,064	102,879	102,430	102,430	96,700	539,841	1,123,250
Leases	8,961	33,583	35,236	37,033	38,987	41,750	370,841	566,391
Other	830	1,375	1,375	1,375	1,375	1,375	2,631	10,336
Interest and charges	40,191	31,255	-	-	-	-	-	71,446
TOTAL IN LOCAL CURRENCY	482,167	1,295,881	797,886	698,259	783,802	576,764	2,145,661	6,780,420
FOREIGN CURRENCY
BID	69,433	138,865	138,865	138,865	138,865	138,865	1,254,851	2,018,609
BIRD	-	11,721	23,442	23,442	23,442	23,442	246,192	351,681
Deutsche Bank	144,593	285,237	-	-	-	-	-	429,830
Eurobonds	-	-	1,347,471	-	-	-	-	1,347,471
JICA	39,532	136,676	136,676	136,676	136,676	136,676	1,266,090	1,989,002
BID 1983AB	-	68,218	67,180	29,660	29,660	27,930	-	222,648
Interest and charges	46,585	-	-	-	-	-	-	46,585
TOTAL IN FOREIGN CURRENCY	300,143	640,717	1,713,634	328,643	328,643	326,913	2,767,133	6,405,826
Overall Total	782,310	1,936,598	2,511,520	1,026,902	1,112,445	903,677	4,912,794	13,186,246

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)     Changes

	December 31, 2017	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment/ update and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowings costs expenses	June 30, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(2,510)	-	30,385	-	(160,357)	(565,995)	110,192	18,408	1,622	3,758,587
Brazilian Federal Savings Bank	1,236,674	119,770	-	-	-	-	(49,930)	(44,944)	38,508	11,618	-	1,311,696
BNDES	1,042,036	131,000	-	-	1,920	1,478	(40,074)	(44,313)	13,501	27,730	104	1,133,382
Leases	561,616	-	-	13,241	-	-	-	(8,467)	-	-	-	566,390
Other	10,977	-	-	-	33	-	(405)	(639)	396	3	-	10,365
TOTAL IN LOCAL CURRENCY	6,428,145	1,000,770	(2,510)	13,241	32,338	1,478	(250,766)	(664,358)	162,597	57,759	1,726	6,780,420

FOREIGN CURRENCY
BID	1,743,257	61,086	(1,139)	-	255,223	30,871	(20,457)	(56,971)	13,611	13,878	425	2,039,784
BIRD	303,278	-	-	-	47,573	2,434	(2,634)	-	2,185	624	10	353,470
Deutsche Bank	496,726	-	-	-	67,523	-	(18,008)	(129,945)	15,475	2,572	1,808	436,151
Eurobonds	1,158,642	-	-	-	191,730	-	(47,662)	-	40,851	7,359	411	1,351,331
JICA	1,700,448	27,316	(63)	-	309,174	1,537	(15,792)	(38,665)	16,874	404	87	2,001,320
BID 1983AB	270,470	-	-	-	38,131	-	(5,674)	(85,306)	4,711	806	632	223,770
TOTAL IN FOREIGN CURRENCY	5,672,821	88,402	(1,202)	-	909,354	34,842	(110,227)	(310,887)	93,707	25,643	3,373	6,405,826
Overall Total	12,100,966	1,089,172	(3,712)	13,241	941,692	36,320	(360,993)	(975,245)	256,304	83,402	5,099	13,186,246

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2016	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment/ update and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowings costs expenses	June 30, 2017

LOCAL CURRENCY
Debentures	3,641,912	-	(191)	-	32,086	-	(198,212)	(510,252)	73,943	68,819	2,049	3,110,154
Brazilian Federal Savings Bank	1,150,691	47,229	-	-	4,425	1,146	(47,023)	(29,139)	37,564	9,545	-	1,174,438
BNDES	946,984	171,153	-	-	4,265	689	(37,190)	(44,822)	18,943	20,505	104	1,080,631
Leases	552,516	-	-	20,495	-	-	-	(18,948)	-	-	-	554,063
Other	11,677	-	-	-	66	-	(447)	(363)	361	19	-	11,313
TOTAL IN LOCAL CURRENCY	6,303,780	218,382	(191)	20,495	40,842	1,835	(282,872)	(603,524)	130,811	98,888	2,153	5,930,599

FOREIGN CURRENCY
BID	1,811,664	33,346	(1,295)	-	8,311	18,341	(20,200)	(93,923)	12,216	7,591	358	1,776,409
BIRD	261,337	5,005	-	-	2,675	1,543	(1,874)	-	1,622	475	10	270,793
Deutsche Bank	485,090	-	(463)	-	7,365	-	(15,321)	-	8,342	8,113	1,781	494,907
Eurobonds	1,141,469	-	-	-	17,185	-	(42,746)	-	22,283	19,700	410	1,158,301
JICA	1,617,215	48,262	(161)	-	85,477	2,610	(14,052)	(29,491)	13,243	868	77	1,724,048
BID 1983AB	343,588	-	(82)	-	1,625	-	(5,845)	(75,610)	2,911	2,513	654	269,754
TOTAL IN FOREIGN CURRENCY	5,660,363	86,613	(2,001)	-	122,638	22,494	(100,038)	(199,024)	60,617	39,260	3,290	5,694,212
Overall Total	11,964,143	304,995	(2,192)	20,495	163,480	24,329	(382,910)	(802,548)	191,428	138,148	5,443	11,624,811

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

(i)   Main events in the six-month period ended June 30, 2018

(a)         Debentures

As of January 15, 2018, the Company amortized series 1 of the 17th issue, totaling R$ 144,391.

As of February 15, 2018, the Company amortized the first installment of series 2 of the 15th issue, totaling
R$ 348,434.

As of February 19, 2018, the Company held the 22nd issue of unsecured debentures, not convertible into shares, in up to three series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction 476/2009, totaling R$ 750 million. The first series, totaling R$ 100,000, is due in three years and is remunerated at the CDI + 0.58% p.a., the second series, totaling R$ 400,000, is due in five years and is remunerated at the CDI + 0.90% p.a., and the third series, totaling R$ 250,000, is due in seven years and is remunerated at the IPCA + 6.00% p.a. The proceeds from the debenture issue will be allocated to refinance financial commitments and recompose the Company’s cash.

The covenants agreed for the 22nd debenture issue are disclosed in the quarterly financial information for the period ended March 31, 2018.

(b)        BNDES

As of March 15 and June 11, 2018, the Company raised R$ 79,000 and R$ 44,300, respectively, corresponding to agreement BNDES 2015.

(c)         JICA

In 2018, funding totaled R$ 20,243, referring to agreement JICA 19.

(d)        BID

In 2018, funding totaled R$ 61,086, referring to agreement BID 2202.

(e)         DEUTSCHE BANK

As of April 25, 2018, the first installment was amortized in the amount of R$ 129,945.

(f)          AB LOAN 1983

The amount of R$ 85,306 was partially amortized as of May 15, 2018.

(g)         Exchange rate changes

The US dollar increased 16.6%, from R$ 3.3080 as of December 31, 2017 to R$ 3.8558 as of June 30, 2018, increasing the Company’s debt denominated in US dollars by R$ 624,341. In the same period, the Yen increased 18.5%, from R$ 0.02940 as of December 31, 2017 to R$ 0.034830 as of June 30, 2018, increasing the Company’s debt denominated in Yen by R$ 310,564.

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)       Covenants

As of June 30, 2018, the Company had met the requirements set forth by its borrowings and financing agreements.

(iii)     Borrowings and financing – Credit Limited

Agent	June 30, 2018
(in millions of reais (*))
Brazilian Federal Savings Bank	1,367
Brazilian Development Bank – BNDES	1,450
Inter-American Development Bank – BID	439
Japan International Cooperation Agency – JICA	259
Other	38
TOTAL	3,553

(*) Brazilian Central Bank’s exchange rate as of June 30, 2018 (US$1.00 = R$3.8558; ¥1.00 = R$0.03483).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

16                Taxes and contributions

(a)     Current assets

	June 30, 2018	December 31, 2017
Recoverable taxes
Income tax and social contribution	301,707	270,614
Withheld income tax (IRRF) on financial investments	3,013	2,606
Other federal taxes	22,926	3,365
Total	327,646	276,585

The increase in recoverable taxes was mainly due to an increase in income tax and social contribution, due to the credit calculated for the payment by estimate in 2018.

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Notes to the Interim Financial Information

(b)     Current liabilities

	June 30, 2018	December 31, 2017
Tax liabilities
Cofins and Pasep	83,699	74,034
INSS (Social Security contribution)	35,624	35,365
IRRF (withholding income tax)	4,758	58,204
Other	7,218	16,362
Total	131,299	183,965

The decrease in tax liabilities was mainly due to the payment of withholding income tax based on the amount of interest on equity declared in 2017.

17                Deferred taxes and contributions

(a)     Statement of financial position details

	June 30, 2018	December 31, 2017
Deferred income tax assets
Provisions	376,516	482,863
Pension obligations – G1	161,325	165,503
Donations of underlying asset on concession agreements	53,780	55,112
Allowance for doubtful accounts	226,569	199,063
Other	173,356	151,562
Total deferred tax asset	991,546	1,054,103

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(445,858)	(460,177)
Capitalization of borrowing costs	(418,694)	(415,379)
Profit on supply to governmental entities	(87,846)	(76,705)
Actuarial gain/loss –G1 Plan	(36,538)	(36,538)
Construction margin	(87,548)	(88,947)
Borrowing costs	(12,231)	(13,111)
Total deferred tax liabilities	(1,088,715)	(1,090,857)

Deferred tax liability, net	(97,169)	(36,754)

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Notes to the Interim Financial Information

(b)     Changes

Deferred tax assets	December 31, 2017	Net change	June 30, 2018
Provisions	482,863	(106,347)	376,516
Pension obligations – G1	165,503	(4,178)	161,325
Donations of underlying asset on concession agreements	55,112	(1,332)	53,780
Allowance for doubtful accounts	199,063	27,506	226,569
Other	151,562	21,794	173,356
Total	1,054,103	(62,557)	991,546

Deferred tax liabilities
Temporary difference on concession of intangible asset	(460,177)	14,319	(445,858)
Capitalization of borrowing costs	(415,379)	(3,315)	(418,694)
Profit on supply to governmental entities	(76,705)	(11,141)	(87,846)
Actuarial gain/loss – G1	(36,538)	-	(36,538)
Construction margin	(88,947)	1,399	(87,548)
Borrowing costs	(13,111)	880	(12,231)
Total	(1,090,857)	2,142	(1,088,715)

Deferred tax liability, net	(36,754)	(60,415)	(97,169)

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Notes to the Interim Financial Information

Deferred tax assets	December 31 2016	Net change	June 30, 2017
Provisions	524,129	6,980	531,109
Actuarial loss – G1	85,044	-	85,044
Pension obligations – G1	167,922	(1,842)	166,080
Donations of underlying asset on concession agreements	57,317	(868)	56,449
Allowance for doubtful accounts	266,757	(21,995)	244,762
Other	151,247	8,128	159,375
Total	1,252,416	(9,597)	1,242,819

Deferred tax liabilities
Temporary difference on concession of intangible asset	(492,341)	16,718	(475,623)
Capitalization of borrowing costs	(374,512)	(29,261)	(403,773)
Profit on supply to governmental entities	(92,365)	4,031	(88,334)
Construction margin	(91,790)	1,460	(90,330)
Borrowing costs	(15,063)	1,105	(13,958)
Total	(1,066,071)	(5,947)	(1,072,018)

Deferred tax asset, net	186,345	(15,544)	170,801

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Notes to the Interim Financial Information

(c)        Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	June 30, 2018	June 30, 2017

Profit before income taxes	1,123,364	1,514,557
Statutory rate	34%	34%

Estimated expense at statutory rate	(381,944)	(514,949)
Tax benefit of interest on equity	35,844	42,009
Permanent differences
Provision Law 4,819/58 – G0 (i)	(24,625)	(29,656)
Donations	(3,761)	(3,292)
Other differences	13,439	(2,499)

Income tax and social contribution	(361,047)	(508,387)

Current income tax and social contribution	(300,632)	(492,843)
Deferred income tax and social contribution	(60,415)	(15,544)
Effective rate	32%	34%

(i)        Permanent difference related to the provision for actuarial liability (Note 19 (b) (iii)).

18                Provisions

(a)    Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of claims and legal and administrative proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2017. The ultimate timing and amounts of the payments depend on the outcome of the court cases. The provisions, net of escrow deposits are as follows:

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Notes to the Interim Financial Information

	Provisions	Escrow deposits	June 30, 2018	Provisions	Escrow deposits	December 31, 2017
Customer claims (i)	394,621	(56,953)	337,668	438,619	(56,301)	382,318
Supplier claims (ii)	71,974	(26,200)	45,774	332,037	(259,608)	72,429
Other civil claims (iii)	105,358	(14,259)	91,099	114,544	(16,227)	98,317
Tax claims (iv)	73,042	(7,890)	65,152	77,100	(5,507)	71,593
Labor claims (v)	304,804	(8,640)	296,164	299,842	(6,741)	293,101
Environmental claims (vi)	160,003	-	160,003	160,446	-	160,446
Total	1,109,802	(113,942)	995,860	1,422,588	(344,384)	1,078,204

Current	571,680	-	571,680	607,959	-	607,959
Noncurrent	538,122	(113,942)	424,180	814,629	(344,384)	470,245

(II) Changes

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2018
Customer claims (i)	438,619	9,422	19,074	(49,514)	(22,980)	394,621
Supplier claims (ii)	332,037	23,571	5,273	(283,218)	(5,689)	71,974
Other civil claims (iii)	114,544	11,206	6,401	(8,409)	(18,384)	105,358
Tax claims (iv)	77,100	4,814	2,320	(2,458)	(8,734)	73,042
Labor claims (v)	299,842	41,434	16,128	(15,499)	(37,101)	304,804
Environmental claims (vi)	160,446	19,168	9,573	(114)	(29,070)	160,003
Subtotal	1,422,588	109,615	58,769	(359,212)	(121,958)	1,109,802
Escrow deposits	(344,384)	(33,694)	(3,627)	260,522	7,241	(113,942)
Total	1,078,204	75,921	55,142	(98,690)	(114,717)	995,860

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Notes to the Interim Financial Information

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2017
Customer claims (i)	572,210	18,090	29,828	(41,873)	(20,829)	557,426
Supplier claims (ii)	332,667	15,798	17,352	(12,293)	(654)	352,870
Other civil claims (iii)	131,286	5,283	6,496	(6,099)	(15,096)	121,870
Tax claims (iv)	69,898	4,327	5,033	(247)	(801)	78,210
Labor claims (v)	285,413	32,102	20,424	(22,380)	(17,768)	297,791
Environmental claims (vi)	150,084	16,230	9,026	(20,398)	(1,024)	153,918
Subtotal	1,541,558	91,830	88,159	(103,290)	(56,172)	1,562,085
Escrow deposits	(368,483)	(19,078)	(5,811)	12,229	9,700	(371,443)
Total	1,173,075	72,752	82,348	(91,061)	(46,472)	1,190,642

(b)        Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	June 30, 2018	December 31, 2017
Customer claims (i)	207,400	219,900
Supplier claims (ii)	1,545,000	1,430,600
Other civil claims (iii)	702,800	733,100
Tax claims (iv)	1,348,300	1,291,000
Labor claims (v)	669,200	677,400
Environmental claims (vi)	4,133,600	3,879,000
Total	8,606,300	8,231,000

(c)        Explanation on the nature of main classes of lawsuits

(i)                       Customer claims

Approximately 1,020 lawsuits (1,070 as of December 31, 2017) were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 650 lawsuits (680 as of December 31, 2017) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits (50 as of December 31, 2017) in which customers plead the reduction in tariff under the category “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels.

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Notes to the Interim Financial Information

(ii)             Supplier claims

These include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)          Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels.

(iv)           Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's management.

(v)             Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels.

(vi)           Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

(d)                 Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for the issue of policy, which was renewed on May 25, 2018, in the amount of R$ 500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From April to June 2018, the Company used R$ 133,929 as guarantee insurance (R$ 80,849 from April to June 2017).

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Notes to the Interim Financial Information

19                Employees benefits

(a)        Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 8.3% on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.9% of payroll, on average.

(b)     Pension plan benefits

Funded plan – G1
Pension plan liabilities as of December 31, 2017	388,461
Expenses recognized in 2018	5,660
Payments made in 2018	(17,950)
Pension plan liabilities as of June 30, 2018 (i)	376,171

Unfunded plan – G0
Pension plan liabilities as of December 31, 2017	2,543,877
Expenses recognized in 2018	116,124
Payments made in 2018	(83,144)
Pension plan liabilities as of June 30, 2018 (iii)	2,576,857

Total	2,953,028

(i)      G1 Plan

The Company sponsors a defined benefit pension plan for its employees (“G1 Plan”), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         0.99% of the portion of the salary of participation up to 20 salaries; and

•         8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of June 30, 2018, SABESP had a net actuarial liability of R$ 376,171 (R$ 388,461 as of December 31, 2017) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

(ii)            Private pension plan benefits – Defined contribution

As of June 30, 2018, Sabesprev Mais plan, based on defined contribution, had 9,258 active and assisted participants (9,328 as of December 31, 2017).

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Notes to the Interim Financial Information

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2018, expenses related to the obligation of defined contribution, totaling
R$ 6,466, R$ 912 and R$ 1,777, were allocated to operating costs, selling expenses and administrative expenses. The amount of R$ 1,011 was capitalized in assets.

From January to June 2018, the Company has made contributions in the amount of R$ 10,166 (R$ 9,226 from January to June 2017).

(ii)        Plan G0

Pursuant to State Law 4,819/58, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of June 30, 2018, the Company recorded a defined benefit obligation for Plan G0 of R$ 2,576,857 (R$ 2,543,877 as of December 31, 2017).

(c) Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, from January to December 2018. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.

In the second quarter of 2018, the Company accrued R$ 29,523 (R$ 23,321 in the second quarter of 2017). From January to June 2018 and 2017, R$ 54,142 and R$ 44,398, respectively, were accrued.

20              Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo local government to the Municipal Fund (Note 14 (c) (v) of the Annual Financial Statements of December 31, 2017). The balances as of June 30, 2018 and December 31, 2017 were R$ 419,088 and R$ 408,275, respectively.

21                Knowledge Retention Program

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

Employees may enroll in the Program between July 2, 2018 and October 31, 2018. Employment terminations will be carried out based on a previously set schedule, during the validity of the Program, i.e. from January 2, 2019 to December 30, 2020.

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Notes to the Interim Financial Information

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination, as per the table below:

Length of service at SABESP (years)	% of the Guarantee Fund for Length of Service (FGTS)
more than 15	40%
11 - 15	30%
06 - 10	15%
0 - 5	5%

As of June 30, 2018, the Company recorded R$ 90,886 corresponding to the provision for employees enrolled in the Program, of which R$ 10,124 and R$ 80,762 in “tax liabilities” under current and noncurrent liabilities, respectively.

For employees eligible to the Consent Decree (TAC) entered into with the São Paulo State Prosecution Office in 2009 who joined the Program, the Company reversed R$ 73,289 corresponding to the provision.

As of June 30, 2018, R$ 212,136 and R$ 5,754 related to TAC were recorded in “tax liabilities” under current and noncurrent liabilities, respectively.

22              Equity

(a)        Authorized capital

The Company is authorized to increase capital by up to R$ 15,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of the number of shares held, pursuant to Article 171 of Law 6,404/76.

(b)        Subscribed and paid-in capital

As of June 30, 2018 and December 31, 2017, subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares with no par value, held as follows:

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Notes to the Interim Financial Information

	June 30, 2018		December 31, 2017
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	212,729,290	31.12%	201,026,895	29.41%
The Bank Of New York ADR Department (equivalent in shares) (*) (**)	125,088,967	18.30%	136,790,413	20.01%
Other	2,167,327	0.32%	2,168,276	0.32%

	683,509,869	100.00%	683,509,869	100.00%

(*)      each ADR corresponds to 1 share.

(**)    custodians.

The Annual Shareholders’ Meeting of April 27, 2018 approved the distribution of dividends as interest on equity, in the amount of R$ 703,878, the transfer of R$ 1.689,466 from retained earnings to Investment Reserves and the allocation of R$ 125,965 to the Legal Reserve.

In June 2017, the Company began paying interest on equity in the amount of R$ 703,878 before withholding income tax of R$ 50,324, which gives a net amount of R$ 653,554. A total of R$ 653,393 has already been paid.

23              Earnings per share Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to June 2018	January to June 2017

Profit attributable to the Company’s owners	762,317	1,006,170
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.11530	1.47207

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Notes to the Interim Financial Information

24              Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	April to June 2018
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	3,249,849	667,045	3,916,894
Gross sales deductions	(244,660)	-	(244,660)
Net operating revenue	3,005,189	667,045	3,672,234
Costs, selling, general and administrative expenses	(1,965,457)	(652,048)	(2,617,505)
Income from operations before other operating expenses, net and equity accounting	1,039,732	14,997	1,054,729
Other operating income/(expenses), net			16,320
Equity accounting			877
Financial result, net			(837,234)
Income before taxes			234,692
Depreciation and amortization	(326,987)	-	(326,987)

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Notes to the Interim Financial Information

	January to June 2018
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	6.530.695	1.314.248	7.844.943
Gross sales deductions	(473.041)	-	(473.041)
Net operating revenue	6.057.654	1.314.248	7.371.902
Costs, selling, general and administrative expenses	(3.964.177)	(1.284.700)	(5.248.877)
Income from operations before other operating expenses, net and equity accounting	2.093.477	29.548	2.123.025
Other operating income/(expenses), net			27.812
Equity accounting			3.694
Financial result, net			(1.031.167)
Income before taxes			1.123.364
Depreciation and amortization	(654.886)	-	(654.886)

(i)        See note 30 for further information about non-monetary items, other than depreciation and amortization that impact segment results, and additionals to long-lived asset information.

(ii)      Construction revenue and related costs not reported to the CODM (“Chief Operating Decision Maker”).

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Notes to the Interim Financial Information

	April to June 2017
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	2,901,591	779,421	3,681,012
Gross sales deductions	(186,377)	-	(186,377)
Net operating revenue	2,715,214	779,421	3,494,635
Costs, selling, general and administrative expenses	(1,984,568)	(764,227)	(2,748,795)
Income from operations before other operating expenses, net and equity accounting	730,646	15,194	745,840
Other operating income/(expenses), net			12,509
Equity accounting			1,597
Financial result, net			(281,216)
Income from operations before taxes			478,730
Depreciation and amortization	318,023	-	318,023

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Notes to the Interim Financial Information

	January to June 2017
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	5,930,882	1,502,349	7,433,231
Gross sales deductions	(379,771)	-	(379,771)
Net operating revenue	5,551,111	1,502,349	7,053,460
Costs, selling, general and administrative expenses	(3,816,569)	(1,471,456)	(5,288,025)
Income from operations before other operating expenses, net and equity accounting	1,734,542	30,893	1,765,435
Other operating income/(expenses), net			23,073
Equity accounting			3,467
Financial result, net			(277,418)
Income from operations before taxes			1,514,557
Depreciation and amortization	649,971	-	649,971

(i)        See note 30 for further information about non-monetary items, other than depreciation and amortization that impact segment results, and additionals to long-lived asset information.

(ii)      Construction revenue and related costs not reported to the CODM (“Chief Operating Decision Maker”).

Explanation on the reconciliation items for the income statement.

The impacts on gross operating income and costs are as follows:

	April to June 2018	January to June 2018	April to June 2017	January to June 2017

Gross revenue from construction recognized under ICPC 1 (R1) (a)	667,045	1,314,248	779,421	1,502,349
Construction costs recognized under ICPC 1 (R1) (a)	(652,048)	(1,284,700)	(764,227)	(1,471,456)

Construction margin (Note 13 (e))	14,997	29,548	15,194	30,893

(a) Revenue from construction is recognized as shown in Note 3.1 (b).

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Notes to the Interim Financial Information

25              Operating revenue

(a)      Revenue from sanitation services:

	April to June 2018	January to June 2018	April to June 2017	January to June 2017

São Paulo Metropolitan Region	2,299,840	4,580,397	2,055,987	4,164,235
Regional Systems	950,009	1,950,298	845,604	1,766,647
Total	3,249,849	6,530,695	2,901,591	5,930,882

(b)      Reconciliation between gross operating income and net operating income:

	April to June 2018	January to June 2018	April to June 2017	January to June 2017

Revenue from sanitation services (i)	3,249,849	6,530,695	2,901,591	5,930,882
Construction revenue	667,045	1,314,248	779,421	1,502,349
Sales tax	(231,189)	(446,099)	(186,377)	(379,771)
Regulation, Control and Oversight Fee (TRCF) (ii)	(13,471)	(26,942)	-	-
Net revenue	3,672,234	7,371,902	3,494,635	7,053,460

(i)     Includes the amount of R$ 15,835 from April to June 2018 and R$ 31,344 from January to June 2018, corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP.

(ii)   Refers to the performance of the regulation, control and oversight activity paid to ARSESP, pursuant to State Complementary Law 1,025/07.

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Notes to the Interim Financial Information

26              Operating costs and expenses

	April to June 2018	January to June 2018	April to June 2017	January to June 2017
Operating costs
Salaries, payroll charges and benefits	(496,738)	(954,325)	(512,056)	(929,479)
Pension obligations	(6,769)	(12,177)	(12,500)	(23,470)
Construction costs (Note 24)	(652,048)	(1,284,700)	(764,227)	(1,471,456)
General supplies	(51,543)	(103,691)	(40,078)	(74,598)
Treatment supplies	(61,427)	(137,358)	(67,543)	(138,811)
Outside services	(217,842)	(463,837)	(238,199)	(432,435)
Electricity	(228,119)	(449,356)	(187,390)	(386,716)
General expenses	(140,457)	(290,570)	(136,727)	(262,072)
Depreciation and amortization	(297,421)	(595,587)	(282,723)	(583,822)
	(2,152,364)	(4,291,601)	(2,241,443)	(4,302,859)

Selling expenses
Salaries, payroll charges and benefits	(75,802)	(146,556)	(81,568)	(146,834)
Pension obligations	(928)	(1,723)	(1,864)	(3,467)
General supplies	(1,110)	(2,541)	(845)	(1,817)
Outside services	(58,716)	(132,609)	(66,149)	(126,398)
Electricity	(285)	(599)	(198)	(375)
General expenses	(26,180)	(50,172)	(22,692)	(44,478)
Depreciation and amortization	(4,318)	(8,663)	(4,398)	(6,889)
Allowance for doubtful accounts (Note 8 (c))	(58,067)	(106,698)	(35,724)	(121,860)
	(225,406)	(449,561)	(213,438)	(452,118)

Administrative expenses
Salaries, payroll charges and benefits	(62,448)	(120,543)	(65,142)	(112,648)
Pension obligations	(37,498)	(74,811)	(42,917)	(88,576)
General supplies	(1,269)	(2,646)	(684)	(1,183)
Outside services	(42,989)	(100,291)	(45,411)	(73,680)
Electricity	(372)	(693)	(279)	(484)
General expenses	(55,409)	(127,553)	(80,149)	(142,950)
Depreciation and amortization	(25,248)	(50,636)	(30,902)	(59,260)
Tax expenses	(14,502)	(30,542)	(28,430)	(54,267)
	(239,735)	(507,715)	(293,914)	(533,048)

Operating costs and expenses
Salaries, payroll charges and benefits	(634,988)	(1,221,424)	(658,766)	(1,188,961)
Pension obligations	(45,195)	(88,711)	(57,281)	(115,513)
Construction costs (Note 24)	(652,048)	(1,284,700)	(764,227)	(1,471,456)
General supplies	(53,922)	(108,878)	(41,607)	(77,598)
Treatment supplies	(61,427)	(137,358)	(67,543)	(138,811)
Outside services	(319,547)	(696,737)	(349,759)	(632,513)
Electricity	(228,776)	(450,648)	(187,867)	(387,575)
General expenses	(222,046)	(468,295)	(239,568)	(449,500)
Depreciation and amortization	(326,987)	(654,886)	(318,023)	(649,971)
Tax expenses	(14,502)	(30,542)	(28,430)	(54,267)
Allowance for doubtful accounts (Note 8 (c))	(58,067)	(106,698)	(35,724)	(121,860)
	(2,617,505)	(5,248,877)	(2,748,795)	(5,288,025)

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

27 Financial income (expenses)

	April to June 2018	January to June 2018	April to June 2017	January to June 2017
Financial expenses
Interest and charges on borrowings and financing – local currency	(84,425)	(162,594)	(65,960)	(130,810)
Interest and charges on borrowings and financing – foreign currency	(47,211)	(83,770)	(29,436)	(51,618)
Other financial expenses	(23,594)	(46,497)	(27,982)	(51,233)
Income tax over international remittance	(5,426)	(9,940)	(5,392)	(9,000)
Inflation adjustment on loans and financing	(12,689)	(32,338)	(19,051)	(40,845)
Other inflation adjustments	(10,222)	(19,986)	(10,011)	(16,944)
Interest and inflation adjustments on provisions	(528)	12,013	(9,527)	(33,397)
Total financial expenses	(184,095)	(343,112)	(167,359)	(333,847)

Financial income
Inflation adjustment gains	43,509	58,262	29,409	49,858
Income on short-term investments	46,753	84,331	56,153	111,567
Interest income	59,453	88,120	17,376	25,622
Cofins and Pasep	(7,713)	(11,479)	(4,786)	(8,718)
Other	2	3	-	442
Total financial income	142,004	219,237	98,152	178,771

Financial income (expenses), net before exchange rate changes	(42,091)	(123,875)	(69,207)	(155,076)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (i)	(797,339)	(909,354)	(212,077)	(122,635)
Exchange gains on assets	2,196	2,062	68	347
Other exchange rate changes	-	-	-	(54)
Exchange rate changes, net	(795,143)	(907,292)	(212,009)	(122,342)

Financial income (expenses), net	(837,234)	(1,031,167)	(281,216)	(277,418)

(i) The change in expenses mainly reflects the 16.0% appreciation of the US dollar and the 11.4% appreciation of the Yen in 2018, compared to 4.4% and 3.5% appreciations, respectively in the same period in 2017.

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Notes to the Interim Financial Information

28              Other operating income (expenses), net

	April to June 2018	January to June 2018	April to June 2017	January to June 2017

Other operating income, net	36,996	54,421	14,586	23,283
Other operating expenses	(20,676)	(26,609)	(2,077)	(210)

Other operating revenue (expenses), net	16,320	27,812	12,509	23,073

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

29              Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of June 30, 2018:

	July to December 2018	2019 to 2020	2021 to 2022	2023 onwards	Total
Contractual obligations – Expenses	1,165,237	1,328,966	388,314	1,230,794	4,113,311
Contractual obligations - Investments	1,476,826	2,549,444	1,083,136	6,062,928	11,172,334
Total	2,642,063	3,878,410	1,471,450	7,293,722	15,285,645

The main commitment refers to the São Lourenço PPP. See Note 13 (g).

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Notes to the Interim Financial Information

30              Supplemental cash flow information

	January to June 2018	January to June 2017

Total additions to intangible assets (Note 13 (b))	1,437,226	1,542,224

Items not affecting cash (see breakdown below)	(635,724)	(871,905)

Total additions to intangible assets as per statement of cash flows	801,502	670,319

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (d))	290,716	312,016
Contractors payable	174,994	324,701
Public-Private Partnership - São Lourenço PPP (Note 13 (g))	137,505	189,730
Leases	2,095	9,727
Program contract commitments	866	4,838
Construction margin (Note 24)	29,548	30,893
Total	635,724	871,905

31                Events after the reporting period

•            Agreements for the Provision of Water Supply and Sewage Services

On July 6, 2018, the Company formalized the Agreement for the Provision of Water Supply and Sewage Services with the municipalities of São Vicente and Praia Grande (already operated by the Company), renewed the Program Contract with the municipality of Guararema and formalized the Program Contract with the municipality of Saltinho, all of them for 30 years.

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Comments on the Company’s projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.        CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 6/30/2018
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Group
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Cesp - Companhia Energética De São Paulo	4,272	0.00%	4,272	0.00%
Companhia Paulista de Parcerias - CPP	6	0.00%	6	0.00%
Management
Board of Directors	-	-	-	-
Board of Executive Officers	-	-	-	-

Fiscal Council	64	0.00%	64	0.00%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,528,627	50.3%	343,528,627	50.3%

Outstanding Shares	339,981,242	49.7%	339,981,242	49.7%

ITR - Quarterly Information Form - 6/30/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 6/30/2017
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Group
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Cesp - Companhia Energética De São Paulo	4,272	0.00%	4,272	0.00%
Companhia Paulista de Parcerias - CPP	6	0.00%	6	0.00%
Management
Board of Directors	-	-	-	-
Board of Executive Officers	-	-	-	-

Fiscal Council	4	0.0%	4	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,528,567	50.3%	343,528,567	50.3%

Outstanding Shares	339,981,302	49.7%	339,981,302	49.7%

2.        SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 6/30/2018 (Number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Report on Special Review

Review report on the interim financial statements – ITR

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), included in the Quarterly Financial Information – ITR referring to the quarter ended June 30, 2018, comprising the Financial position as of June 30, 2018 and the statement of income and comprehensive income for the three and six-month periods the ended, and the changes in equity and cash flows for the six-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with accounting standard CPC 21(R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International standards on review engagements NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information Form - ITR referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Other matters - Statement of value added

We have also reviewed the statements of value added (DVA) for the six-month period ended June 30, 2018, prepared under the responsibility of the Company’s management, whose presentation on the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission – CVM applicable to the preparation of Quarterly Financial Information - ITR, and considered as supplementary information by IFRS, which does not require this disclosure. These statements were subject to the same review procedures described above, and based on our review, nothing has come to our attention that causes us to believe that it is not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, August 09, 2018.

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Márcio Serpejante Peppe

Contador CRC 1SP233011/O-8

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Interim Financial Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 29, item II, of CVM Instruction 480, of December 7, 2009, amended by CVM Instruction 586, of June 8, 2017, that:

They revised, discussed and agreed with the interim financial information for the period ended June 30, 2018.

São Paulo, August 9, 2018.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Karla Bertocco Trindade

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Augusto Bezana

Corporate Management Officer

Edison Airoldi

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

João Cesar Queiroz Prado

Regional Systems Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 29, item II, of CVM Instruction 480, of December 7, 2009, amended by CVM Instruction 586, of June 8, 2017, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the interim financial information for the period ended June 30, 2018.

São Paulo, August 9, 2018.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Karla Bertocco Trindade

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Augusto Bezana

Corporate Management Officer

Edison Airoldi

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

João Cesar Queiroz Prado

Regional Systems Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 24, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.